Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and between

PUBLICIS TOUCHPOINT SOLUTIONS, INC.,

and

PDI, INC.

Dated October 30, 2015

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated October 30, 2015 (the “Execution Date”), by and between PUBLICIS TOUCHPOINT SOLUTIONS, INC., a New Jersey corporation (the “Purchaser”),  PDI, INC., a Delaware corporation (the “Seller”).

W I T N E S S E T H:

WHEREAS, the Seller was formed as a Delaware corporation on February 10, 1998 (the “Date of Incorporation”);

WHEREAS, the Seller is a health care commercialization company, comprised of the following two business segments: its Commercial Services Business (as defined below) and its Interpace Diagnostics Business (as defined below);

WHEREAS, the Seller’s commercial services business is focused on providing outsourced pharmaceutical, biotechnology, medical device and diagnostic sales teams, medical science liaison and clinical nurse educator teams and the PDOne digital sales platform to the Seller’s corporate customers (the “Commercial Services Business”);

WHEREAS, the outsourced sales and personal promotion component of the Seller’s Commercial Services Business are provided either through (i) “dedicated sales teams” of the Seller that work exclusively on behalf of a single client (such services are referred to herein as the “Dedicated Services”) , or (ii) “established relationship teams” of the Seller that manage sales for multiple non-competing brands for different clients (such services are referred to herein as the “ERT Services” , and the portion of the Commercial Services Business comprised solely of the ERT Services is referred to herein as the “ERT Business”);

WHEREAS, the Seller’s interpace diagnostics business is focused on developing and commercializing molecular diagnostic tests, leveraging technology and personalized medicine for better patient diagnosis and management (the “Interpace Diagnostics Business”);

WHEREAS, the Seller has, historically, principally focused on its Commercial Services Business and today such business unit comprises a majority of the Seller’s assets and revenue;

WHEREAS, the Purchaser is an indirect wholly-owned subsidiary of Publicis Groupe S.A., a corporation organized under the laws of France (“Publicis”),  a multinational marketing communications holding company (Publicis, together with the group of companies controlled by Publicis, being sometimes referred to herein as the “Publicis Groupe Companies”), and after the Closing (as defined in Section 2.5) the parties intend for the Business to be operated through the Purchaser and aligned with Publicis Healthcare Communications Groupe (“PHCG”);

WHEREAS, as a condition and inducement to the Purchaser entering into this Agreement, the Purchaser and certain Seller Stockholders (as defined in Section 3.2.1) have entered into Voting Agreements, each of which is in the form attached hereto as Exhibit A

(collectively, the “Voting Agreements”), pursuant to which such Seller Stockholders have agreed, subject to the terms of the Voting Agreements, to vote all shares of Seller Stock (as defined in Section 3.2.1) held by them in favor of the adoption of this Agreement and the transactions contemplated hereby;

WHEREAS, the Seller wishes to sell, and the Purchaser wishes to purchase, substantially all of the assets, the goodwill and ongoing business comprising the Commercial Services Business, subject to certain disclosed liabilities, upon the terms and subject to the conditions of this Agreement; provided that if the Triggering Event (as defined in Section 2.2.14) does not occur, then the Purchaser’s acquisition of the assets and business hereunder shall not include the portion of the Commercial Services Business that principally relates to the ERT Services; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

ARTICLE I

SALE OF ASSETS

Section 1.1                                   Assets Transferred.  On the terms and subject to the conditions set forth in this Agreement, except for the Excluded Assets set forth in Section 1.2 below, the Seller will sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser will purchase, on the Closing Date (as defined in Section 2.5), all of the Seller’s right, title and interest in, to and under the following assets, properties and rights of the Seller that are used in connection with the Commercial Services Business, as the same exist on the Closing Date (collectively, the “CSO Assets”), free and clear of all Liens other than Permitted Liens (as each term is defined in Section 11.6):

(i)                                     Balance Sheet Assets.  All of the assets, properties and rights of the Commercial Services Business reflected on the CSO Balance Sheet (as defined in Section 3.3.2(b)), as modified or changed between the Balance Sheet Date (as defined in Section 3.3) and the Closing Date without violation of the provisions of Section 3.21 (the “CSO Balance Sheet Assets”);

(ii)                                  Tangible Personal Property.  All of the tangible personal property of the Seller that is listed on Section 1.1(ii) of the seller disclosure letter that is delivered by the Seller to the Purchaser simultaneously with the execution of this Agreement (the “Seller Disclosure Letter”), which shall include all laptops, iPads and projectors that are used by the Affected Employees (as defined in Section 9.3.1)(such tangible personal property, the “CSO Tangible Personal Property”);

(iii)                               Personal Property Leases.  (A) The leases or subleases of CSO Tangible Personal Property (including, but not limited to, those listed on Section 3.6(a) of the Seller Disclosure Letter) as to which the Seller is the lessor or sublessor and (B) the leases of CSO Tangible Personal Property (including, but not limited to, those listed on Section 3.6 of the Seller Disclosure Letter) as to which the Seller is the lessee or sublessee, together with any options to purchase the underlying property (the leases and subleases described in subclauses (A) and (B) are collectively referred to herein as the “CSO Personal Property Leases”);

(iv)                              Accounts Receivable.  All trade accounts receivable and all notes, bonds and other evidences of indebtedness of and rights to receive payments arising out of sales or services rendered by the Seller relating to the Commercial Services Business, including without limitation, any rights of the Seller with respect to any third party collection procedures or any other actions or proceedings which have been commenced in connection therewith, together with the proceeds in respect of any such accounts receivable (the “CSO Accounts Receivable”);

(v)                                 Inventory.  All inventories of work-in-process and active job orders, materials, office and other supplies, and other accessories related thereto, which are used or held for use by the Seller in connection with the Commercial Services Business, if any, together with all rights of the Seller against suppliers of such inventories (the “CSO Inventory”);

(vi)                              Client List.  The Seller’s current and prospective client list and customer data relating to the Commercial Services Business (the “CSO Client List”);

(vii)                           Client Contracts with ERT Clients. If the Triggering Event occurs, the client agreements and commitments to which the Seller is a party that involve ERT Services (other than the Client X Contract (as defined in Section 1.2(xxiii)), which agreements and commitments are listed on Section 1.1(vii) of the Seller Disclosure Letter (such clients are referred to herein as the “ERT Clients”), together with (x) all amendments, renewals, or similar modifications, to the agreements and commitments listed on such Section of the Disclosure Letter between the Execution Date and the Closing Date, and (y) all new or replacement contracts entered into with any of the ERT Clients between the Execution Date and the Closing Date (collectively, the “ERT Client Contracts”); provided that in the case of (x) and (y) such amendments, renewals, modifications and replacements have been approved by the Purchaser in accordance with Section 5.1(k) hereof;

(viii)                        Remaining Client Contracts.  (A) The client agreements and commitments to which the Seller is a party that relate to the Commercial Services Business (other than the ERT Client Contracts), which agreements and commitments are listed on Section 1.1(viii)(A) of the Seller Disclosure Letter, together with (x) all amendments, renewals, or similar modifications, to the agreements and commitments listed on such Section of the Disclosure Letter between the Execution Date and the Closing Date, and (y) all new or replacement contracts entered into with any of the clients that are parties to the client agreements and commitments listed on Section 1.1(viii)(A) of the Seller Disclosure Letter (such clients are referred to herein as the “Current Non-ERT Clients”) between the Execution Date and the Closing Date; provided that in the case of (x) and (y) such amendments, renewals, modifications and replacements have been approved by the Purchaser in accordance with Section 5.1(k) hereof; and (B) all other agreements, commitments and relationships with those prospective clients of the Seller that are listed on Section 1.1(viii)(B) of the Seller Disclosure Letter (the “Identified Pipeline Clients”) , which are entered into between the

Execution Date and the Closing Date in accordance with Section 5.1(l) hereof (collectively, the Client contracts described in (A) and (B) of this Section 1.1(viii) are referred to herein as the “CSO Client Contracts”); provided that if the Triggering Event occurs, the term CSO Client Contracts shall also include the ERT Client Contracts;

(ix)                              Contracts.  All of the Seller’s other agreements and commitments that primarily relate to the Commercial Services Business that are listed or that are required to be listed on Section 3.6(b) and Section 3.6(j) of the Seller Disclosure Letter, other than the Excluded Joint Assets, together with (x) all amendments, renewals, or similar modifications, to the agreements and commitments listed on such Sections of the Seller Disclosure Letter between the Execution Date and the Closing Date, and (y) all new or replacement contracts entered into with any of the Persons (as defined in Section 11.3 hereof) listed on such Sections of the Seller Disclosure Letter between the Execution Date and the Closing Date; provided that in the case of (x) and (y) such amendments, renewals, modifications and replacements have been approved by the Purchaser in accordance with Section 5.1(k) hereof (the “Assumed CSO Contracts”) ;

(x)                                 Intangible Personal Property.  All Intellectual Property (as defined in Section 3.12 below), used or held for use by the Seller that primarily relate to the Commercial Services Business (including, without limitation, all rights to the Seller’s PDOne digital sales platform and the “PDI” trade name, or any variation thereof) and the Seller’s goodwill therein, and all rights, privileges, claims, causes of action and options that primarily relate to the Commercial Services Business or the CSO Assets (the “CSO Intangible Personal Property”);

(xi)                              Permits.  All of the Seller’s licenses, permits and other governmental certificates, authorizations and approvals, in each case, solely to the extent transferable to the Purchaser and primarily relating to the Commercial Services Business, including applications therefor (the “CSO Permits”);

(xii)                           Security Deposits.  All security deposits deposited by or on behalf of the Seller that primarily relate to the Commercial Services Business (the “CSO Security Deposits”);

(xiii)                        Books and Records.  All financial statements, journals and ledgers of the Seller that exclusively relate to the Commercial Services Business and all other books and records of the Seller that primarily relate to the Commercial Services Business, including, without limitation, correspondences, customer records, employment records for Affected Employees, books of account and accountant’s and attorney’s work papers (the “CSO Books and Records”);

(xiv)                       Goodwill.  All of the goodwill of the Seller associated with the Commercial Services Business (the “CSO Goodwill”); and

(xv)                          Other Assets.  All other assets and properties of every kind and nature owned or held by the Seller that primarily relate to the Commercial Services Business, or in which the Seller has an interest and primarily relate to the Commercial Services Business, known or unknown, fixed or unfixed, choate or inchoate, accrued, absolute, contingent or otherwise, and whether or not specifically referred to in the preceding subsections of this Section 1.1 (the “Other CSO Assets”).

Section 1.2                                   Excluded Assets.  Notwithstanding anything to the contrary in this Agreement, the following assets, properties and rights (the “Excluded Assets”) shall be excluded from and shall not constitute CSO Assets transferred to the Purchaser:

(i) the assets and properties of the Seller’s Interpace Diagnostics Business, so long as such assets and properties (x) are not identified as a CSO Asset pursuant to clauses (i) through (x) or (xiii) of Section 1.1, and (y) do not primarily relate to the Commercial Services Business;

(ii) the assets and properties of the Seller set forth on Section 1.2(ii) of the Seller Disclosure Letter, which are used, in whole or in part, by both the Commercial Sales Business and the Interpace Diagnostics Business (the “Excluded Joint Assets”);

(iii) all tangible personal property that is not CSO Tangible Personal Property (the “Excluded Tangible Personal Property”);

(iv) (A) the Seller’s security deposit for its corporate headquarters located at Morris Corporate Center 1, Building A, 300 Interpace Parkway, Parsippany, NJ 07054 (the “Corporate Headquarters”), and (B) the Seller’s security deposits relating to its insurance policies;

(v) all leases related to the Excluded Tangible Personal Property;

(vi) all of the Seller’s contracts and commitments of any kind that are not included in the CSO Assets;

(vii) minute books and other documents of the Seller relating to its incorporation, maintenance and existence;

(viii) payments made and to be made to the Seller, and other rights of the Seller under this Agreement;

(ix) any Tax (as defined in Section 3.9) refunds of the Seller relating to a Pre-Closing Tax Period (as defined in Section 9.2.4(a));

(x) all Plans (as defined in Section 3.17 below) of the Seller and any assets, properties or rights held in or otherwise comprising part of any Plan;

(xi) any insurance policies or rights thereunder; provided, however, proceeds of insurance policies (or any applicable portion thereof) which relate to claims based on events occurring prior to the Closing shall not be an Excluded Asset to the extent such proceeds (or applicable portion thereof) cover an Assumed Liability (as defined in Section 1.3);

(xii) the Seller’s Credit Agreement, dated October 31, 2014, by and among the Seller, SWK Funding LLC (“SWK”), as agent, and the lender parties thereto (the “Seller Credit Agreement”);

(xiii) (A) all of the Seller’s agreements with and relating to RedPath Integrated Pathology, Inc. (“RedPath”), including, but not limited to the Contingent Consideration Agreement with the RedPath Equityholder Representative, LLC and the Contracts identified on #2, #3, #4 and #5 of Section 3.6(d) of the Seller Disclosure Letter (collectively, the “RedPath Agreements”) and (B) all of the Seller’s agreements with Asuragen, Inc. (“Asuragen”), including, but not limited to the Asset Purchase Agreement, the License Agreements and the Supply Agreement with Asuragen (collectively, the “Asuragen Agreements”);

(xiv) the rights of the Seller in, to and under all contracts and agreements related to any Excluded Asset or Retained Liability (as defined in Section 1.4) and all claims, rights or causes of action related to any Excluded Asset or Retained Liability;

(xv) non-transferable permits identified on Section 3.13 of the Seller Disclosure Letter;

(xvi) the bank accounts of the Seller (the “Seller Bank Accounts”);

(xvii) all cash, including bank balances, certificates of deposit, cash equivalents and securities of the Seller;

(xviii) all Seller Board (as defined in Section 3.1.1) materials; provided that materials or presentations that were delivered to the Seller Board in the past five (5) years that were prepared by employees or third party accountants, advisors or other representatives of the Seller shall not be an Excluded Asset to the extent such materials or presentations would otherwise be deemed CSO Assets for purposes of this Agreement;

(xix) all forecast, presentation and strategic planning materials, in each case, that are prepared or received by the Seller in connection with the sale of the Commercial Services Business, including all analyses relating to the Commercial Services Business or the Purchaser specifically prepared or received in connection with the sale of the Commercial Services Business;

(xx) all bids and expressions of interest received from third party potential acquirors with respect to the sale of the Commercial Services Business;

(xxi) all Excluded Attorney Work Product (as defined in Section 9.6);

(xxii) all prepaid expenses;

(xxiii) all of the Seller’s rights in the client contract listed on Section 1.2(xxiii) of the Seller Disclosure Letter hereof (such contract is referred to herein as the “Client X Contract”);

(xxiv) if the Triggering Event does not occur, the ERT Client Contracts and all other assets and properties of the Commercial Services Business that would otherwise constitute a CSO Asset under clauses (i) through (vi), (ix) or (xiii) through (xv) of Section 1.1 to the extent such assets or properties exclusively relate to the ERT Business, including the ERT Client Contracts or the ERT Employees, and not any other aspect of the Commercial Services Business (collectively, the “ERT Assets”); and

(xxv) such other assets, rights and interests specifically set forth on Section 1.2(xxv) of the Seller Disclosure Letter.

Section 1.3                                   Assumed Liabilities.  In connection with the sale, transfer, conveyance, assignment and delivery of the CSO Assets pursuant to this Agreement, on the terms and subject to the conditions set forth in this Agreement, at the Closing, the Purchaser will assume on the Closing Date and agrees to pay, perform and discharge when due each of the following obligations of the Seller (the “Assumed Liabilities”), and no others:

(i)                                     CSO Balance Sheet Obligations.  The obligations of the Seller with respect to those liability accounts and components thereof included in the Working Capital Example (as defined in Section 2.2.4),  including, for the avoidance of doubt, increased accrual amounts and additional liabilities incurred in the liability accounts set forth on the Working Capital Example prior to the Closing Date without violation of Section 3.21 and accrued for on the Closing Balance Sheet (as defined in Section 2.3.1(a)) (the “CSO Balance Sheet Obligations”);

(ii)                                  CSO Personal Property Lease Obligations.  All obligations of the Seller under the CSO Personal Property Leases arising and to be performed only on or after the Closing Date, and excluding any obligations under the CSO Personal Property Leases arising or to be performed prior to the Closing Date;

(iii)                               CSO Client Contracts. All obligations of the Seller under the CSO Client Contracts arising and to be performed only on or after the Closing Date, and excluding any obligations thereunder arising or to be performed prior to the Closing Date

(iv)                              Obligations under Assumed CSO Contracts and CSO Permits.  All obligations of the Seller under the Assumed CSO Contracts (that are disclosed under Section 3.6(b) or Section 3.6(j) of the Seller Disclosure Letter) and CSO Permits arising and to be performed only on or after the Closing Date, and excluding any obligations thereunder arising or to be performed prior to the Closing Date; and

(v)                                 Obligations to Affected Employees.  All obligations of the Seller to the Affected Employees (as defined in Section 9.3.1)  (x) arising and to be performed only on and after the Closing Date, and excluding (other than as set forth in this Section 1.3(v)) any obligations to the Affected Employees arising or to be performed prior to the Closing Date, (y)  for accrued but unpaid vacation, floating holidays, sick time and other paid time off as of the Closing Date (“Assumed Accrued PTO”), and (z) to pay the portion of any bonus compensation that have accrued and remain unpaid as of the Closing Date (“Assumed Accrued Bonuses”), but in the case of (y) and (z), only to the extent such amounts are reserved as liabilities on the Closing Balance Sheet.

The parties hereby acknowledge and agree that for purposes of determining when an obligation under a CSO Personal Property Lease, CSO Client Contract, Assumed CSO Contract or to an Affected Employee first arose, the determination will be made based on the date when the underlying action, omission or event occurred that gave rise to or triggered the obligation (without regard to any applicable notice or cure period) and not solely, for the avoidance of doubt, the date an underlying Contract was entered into by the Seller.

The Purchaser shall discharge in a timely manner or shall make adequate provision for all of the Assumed Liabilities, provided that the Purchaser shall have the ability to contest, in good faith, any such claim of liability asserted in respect thereof by any Person (as defined in Section 11.3 hereof).

Section 1.4                                   Retained Liabilities.  Except for the Assumed Liabilities that are being assumed by the Purchaser pursuant to Section 1.3 above, the Purchaser shall not assume by virtue of this Agreement or the Transaction (as defined in Section 2.2.8), or any other agreement entered into in connection with the Transaction, and the Purchaser shall not have any liability for, any liabilities of the Seller of any kind, character or description whatsoever (the “Retained Liabilities”).  Without limiting the generality of the foregoing, the Purchaser shall not assume any of the following:

(i)                                     any liability or obligation of the Seller arising out of or in connection with the negotiation and preparation of this Agreement and consummation and performance of the Transaction, including without limitation, legal and accounting fees, brokerage commissions, finder’s fees or similar fees or commissions (including, without limitation, all of the Seller’s obligations to the Craig-Hallum Capital Group or any other broker, investment banker or finder that may be due as a result of the consummation of the Transaction), and income, sales or other liability for Taxes so arising (except, with respect to transfer Taxes, as specifically set forth in Section 9.2.5 hereof);

(ii)                                  any liability or obligation of the Seller arising from the failure of the Seller to perform or discharge any of its duties, obligations or agreements contained in this Agreement;

(iii)                               any liability or obligation of the Seller with respect to any insurance policies not assumed by the Purchaser;

(iv)                              other than the payment obligations set forth in clauses (y) and (z) of Section 1.3(v), any liability or obligation of the Seller or any ERISA Affiliate (as defined in Section 3.17.3) with respect to any Plans and the rights of any Person thereunder;

(v)                                 any obligation of the Seller for Taxes, except as provided in Section 9.2.5;

(vi)                              any liability or obligation of the Seller relating to any debt for borrowed money, including, without limitation, under the Seller Credit Agreement or the RedPath Agreements;

(vii)                           any liability or obligation of the Seller, including any severance obligations, to (x) any employees or former employees of the Commercial Services Business who do not receive an offer of employment from the Purchaser, (y) any of the Seller employees who are offered employment by the Purchaser as provided in Section 9.3.1 hereof but who on the Closing Date do not accept such employment, or (z) any other employee or former employee of the Seller that is not an Affected Employee (collectively, such employees specified in clauses (x), (y) and (z) are referred to herein as “Retained Employees”);

(viii)                        any claim, cause of action, proceeding or other litigation pending or threatened against the Seller on the Closing Date or which is initiated at any time thereafter against the Seller (except as a result of the non-fulfillment by the Purchaser of Assumed Liabilities), including, without limitation, the RedPath Settlement Agreement with the U.S. Department of Justice, the ongoing litigation with Prolias Technologies, Inc. and anything listed, identified or disclosed on Section 3.8 of the Seller Disclosure Letter;

(ix)                              any liability or obligation of the Seller under the Seller’s 2004 Stock Award Incentive Plan or any other stock, stock option or phantom equity plan of the Seller (collectively, the “Seller Equity Plans”) or any agreements that have been entered into by the Seller thereunder;

(x)                                 any liability or obligation of the Seller relating to any Excluded Assets;

(xi)                              any liability or obligation of the Seller incurred by or accruing to the Seller after the Closing Date, except as a result of the non-fulfillment by the Purchaser of Assumed Liabilities;

(xii)                           all obligations of the Seller under the Seller’s real property lease for its Corporate Headquarters;

(xiii)                        all obligations of the Seller under the Client X Contract;

(xiv)                       if the Triggering Event does not occur, all of the Seller’s obligations under the ERT Client Contracts, the ERT Assets or that otherwise principally relate to the ERT Business; and

(xv)                          any liability or obligation of the Seller that is not specifically assumed by the Purchaser under this Agreement, including, without limitation, liabilities pursuant to any deferred compensation plan or similar agreement between the Seller and its employees.

The Seller shall discharge in a timely manner or shall make adequate provision for all of the Retained Liabilities, provided that the Seller shall have the ability to contest, in good faith, any such claim of liability asserted in respect thereof by any Person.

Section 1.5                                   Bulk Sales Compliance.  The Purchaser and the Seller shall reasonably cooperate to comply with the provisions of N.J.S.A. 54:50-38, and in connection therewith and notwithstanding anything else contrary in this Agreement, the Purchaser is hereby authorized and directed to withhold from the Purchase Price (as defined in Section 2.1) and deposit in escrow the specific amount of cash that the State of New Jersey, Division of Taxation requires for the Purchaser to withhold from the Purchase Price at the Closing (as defined in Section 2.5) and on the date each additional component of Purchase Price is paid by the Purchaser to (or for the benefit of) the Seller hereunder.

ARTICLE II

PURCHASE PRICE AND CLOSING

Section 2.1                                   Purchase Price.  In full consideration for the purchase by the Purchaser of the CSO Assets, the aggregate purchase price (the “Purchase Price”) shall be calculated and paid by the Purchaser to (or for the benefit of) the Seller in accordance with Section 2.4 as follows (capitalized terms used in this Article II and not otherwise defined shall have the meaning ascribed to such terms in Section 2.2):

2.1.1                     Closing Payment.  At the Closing, the Purchaser shall pay to the Seller, in accordance with Section 2.4, an aggregate amount equal to the sum of:

(A)                               $25,467,182 (the “Fixed Downpayment”), representing 87.9% x 0.33 x the Seller’s Adjusted 2015 Estimated Revenue (as calculated as of the Execution Date); plus,

(B)                               if the Triggering Event occurs, an amount equal to the Contingent Downpayment Amount (such payment, if any, is referred to herein as the “Contingent Downpayment”, and together with the Fixed Downpayment, the “Initial Downpayment”); plus or minus, as the case may be,

(C)                               the Estimated Working Capital Adjustment referred to in Section 2.1.4(a) below (the sum of the Initial Downpayment and the Estimated Working Capital Adjustment are collectively referred to herein as the “Closing Payment”).

2.1.2                     Top-Up Payment.  Within fifteen (15) Business Days after the 2016 Revenue Determination becomes final and binding on the parties in accordance with Section 2.3.2, the Purchaser shall pay the Seller an amount (the “Top-Up Payment”) equal to:

Top-Up Payment = {0.33 x 2016 Revenue} — {Initial Downpayment}

2.1.3                     No Negative Payments.  In the event that the calculation of the Top-Up Payment results in an amount that is less than zero, the amount of the Top-Up Payment shall be deemed to be zero.

2.1.4                     Working Capital Adjustment.

(a)                                 Estimated Working Capital Adjustment. At least five (5) Business Days before the Closing Date, the Seller shall prepare and deliver to the Purchaser a statement setting forth its good faith estimate of Closing Working Capital (the “Estimated Closing Working Capital”), based on an estimate derived from the balance sheet of the Commercial Services Business of the most recent available fully closed calendar month with a roll-forward based on estimated activity to the Closing Date, which statement shall contain (i) an estimated balance sheet of the Commercial Services Business as of the anticipated Closing Date (immediately following Closing), and (ii) a calculation of Estimated Closing Working Capital (the “Estimated Closing Working Capital Statement”), and a certificate of the Chief Financial Officer of the Seller that the Estimated Closing Working Capital Statement was prepared in good faith and in accordance with United States generally accepted accounting principles, consistently applied (“U.S. GAAP”).  If the Estimated Closing Working Capital is greater than the Target Working Capital Target (as defined in Section 2.2.10), then such excess amount shall increase the Closing Payment, as set forth in Section 2.1.1(B).  If, on the other hand, the Estimated Closing Working Capital is less than the Target Working Capital, then the amount of such deficiency shall reduce the Closing Payment in accordance with Section 2.1.1(B) hereof.  The amount of the increase or decrease to the Closing Payment contemplated in this Section 2.1.4(a) is referred to herein as the “Estimated Working Capital Adjustment”).  After delivery of the Estimated Working Capital Statement and prior to the Closing Date, the Purchaser and its accountants and advisors shall be provided reasonable access to the Seller’s books and records during normal business hours to the extent the Purchaser reasonably deems necessary for purposes of evaluating the accuracy and completeness of the Estimated Closing Working Capital Statement.

(b)                                 Working Capital Post-Closing Adjustment. If the Closing Working Capital, as finally determined pursuant to Section 2.3.1, is less than the Estimated Closing Working Capital, then within fifteen (15) Business Days after the Working Capital Determination (as defined in Section 2.3.1(a)) and any adjustments thereto have become binding on the parties pursuant to the procedures set forth in Section 2.3, the Seller shall pay to the Purchaser a cash amount equal to the amount by which the Closing Working Capital is less than the Estimated Closing Working Capital.  If the Seller fails to pay such finally determined amount to the Purchaser within such fifteen (15) Business Day period, in addition to any other legal remedies available to the Purchaser, the Purchaser shall have the right to offset such unpaid amount against the Top-Up Payment.  If the Closing Working Capital is greater than the Estimated Closing Working Capital, then within fifteen (15) Business Days after the Working Capital Determination and any adjustments thereto shall have become binding on the parties pursuant to the procedures set forth in Section 2.3, the Purchaser shall pay to the Seller a cash amount equal to the amount by which the Closing Working Capital is greater than the Estimated Closing Working Capital.  Any amount paid to the Seller (as part of the Closing Payment or otherwise) or to the Purchaser pursuant to this Section 2.1.4 shall be treated as an adjustment to the Purchase Price for Tax purposes.

Section 2.2                                   Certain Definitions.

2.2.1                     “Adjusted 2015 Estimated Revenue”  shall mean the Seller’s estimated revenue (as determined in accordance with IFRS Accounting Standards) resulting from the CSO Client Contracts (other than the ERT Client Contracts whether or not the Triggering Event has occurred)

for the 12-month period ending on December 31, 2015, increased by an amount equal to the sum of (i) $15,996,000, which is 75% of the revenue earned by the Seller during the 2015 calendar year from the client contracts identified on Section 2.2.1(a) of the Seller Disclosure Letter, and (ii) $2,243,500, which is 25% of the aggregate amount of the estimated pass through costs identified on Section 2.2.1(b) of the Seller Disclosure Letter that were (or are projected to be) chargeable to clients under the CSO Client Contracts for the 12-month period ending on December 31, 2015.

2.2.2                     “Business Day” shall mean any day other than a Saturday, Sunday or any other day banks in the City of New York are authorized or required by law or executive order to be closed.

2.2.3                     “Client 16” shall mean the Identified Pipeline Client identified on #16 of Section 1.1(viii)(B) of the Seller Disclosure Letter.

2.2.4 “Closing Working Capital” shall mean the Working Capital immediately following the Closing, including only those asset and liability accounts and components thereof specified in this Section 2.2.4 or included in Exhibit B (the “Working Capital Example”)  (and excluding any asset or liability accounts or components thereof not specified in this Section 2.2.4 or included in the calculation of Working Capital in the Working Capital Example).  The Closing Working Capital shall:

(x) exclude the value of any accounts receivable that are greater than ninety (90) days old on the Closing Date and that have not been collected as of the date of the Working Capital Determination (such receivables are referred to herein as the “Uncollected Closing Date Receivables”);

(y) include a liability in an aggregate amount equal to the Assumed Accrued PTO; provided that in the event an Affected Employee does not use his or her Accrued PTO during the 2015 Post-Closing Period and such paid time-off is forfeited under the terms of the Purchaser’s vacation, floating holiday, time-off and sick leave plans (“Purchaser’s PTO Plan”), then the portion of the Assumed Accrued PTO that is so forfeited by the Affected Employees at the end of the 2015 calendar year shall reduce the amount of the liability contemplated in this clause (y); and

(z) include a liability in an amount equal to the Assumed Accrued Bonuses and an additional amount equal to the employer contribution for employer-side employment Taxes associated with the payment of such bonus amount, including, without limitation, social security, national insurance, Medicare, unemployment, worker’s compensation, payroll, disability and other employment Taxes, if any.

2.2.5                     “Contingent Downpayment Amount” shall be an amount equal to the product of (x) 85%, multiplied by (y) 0.33, multiplied by (z) the amount of estimated revenue (as determined in accordance with IFRS Accounting Standards) that is projected to be earned from Client 16 during the 2016 calendar year; provided that (i) in no event shall the Contingent Downpayment Amount exceed $7,100,000, and (ii) for the avoidance of doubt, in the event the Triggering Event does not occur, the Contingent Downpayment Amount shall be zero.  If the

Triggering Event occurs, the Contingent Downpayment Amount shall, to the extent possible, be mutually agreed upon in good faith by the parties.  However, in the event the parties are unable to mutually agree on the projected amount of revenue from Client 16 for the 2016 calendar year following direct discussions between the Chief Executive Officer of the Purchaser (the “Purchaser CEO”)  and the Chief Executive Officer of the Seller (the “Seller CEO”), then the final determination of the Contingent Downpayment Amount shall be made in good faith by the Purchaser.

2.2.6                     “Covered Clients” means those specific services for the products of the Current Non-ERT Clients, the Identified Pipeline Clients and if the Triggering Event occurs, the ERT Clients that, in each case, are described in the corresponding right hand column under the “Services” heading on 1.1(viii)(A) of the Seller Disclosure Letter, Section 1.1(viii)(B) of the Seller Disclosure Letter or, if the Triggering Event occurs, Section 1.1(vii) of the Seller Disclosure Letter, as applicable (it being understood that other products, services and account assignments of the Current Non-ERT Clients, the Identified Pipeline Clients and, if the Triggering Event occurs, the ERT Clients that are not identified in the applicable corresponding “Services” column shall not constitute “Covered Clients” for purposes of this Agreement).

2.2.7 “IFRS Accounting Standards” means the international financial reporting standards issued by the International Accounting Standards Board from time to time and applied in accordance with the PCPs.

2.2.8                     “Integration Period” shall mean the period commencing on the Closing Date and ending on December 31, 2016.

2.2.9                     “PCPs” shall mean the Publicis Groupe Corporate Policies—Janus applicable from time to time for operating companies of Publicis.

2.2.10              “Target Working Capital” shall mean negative three hundred thousand (-$300,000); provided that the parties agree that the Target Working Capital amount will be adjusted to reflect the actual working capital needs of the Transferred Business in the event (i) the Triggering Event occurs, or (ii) there is any material change in the payment terms or other applicable provisions of the CSO Client Contracts between the Execution Date and the Closing Date.  Any adjustment to the Target Working Capital shall be mutually agreed upon in good faith by the parties using the same criteria and methodology used to determine the initial Target Working Capital referred to above.  However, in the event the parties are unable to mutually agree following direct discussions between the Purchaser CEO and the Seller CEO (and the parties’ respective accountants), then the determination shall be made by Independent Auditors (as defined in Section 2.3.1(b)), which shall be selected in good faith by the parties.

2.2.11              “Transaction” means each of the transactions contemplated under this Agreement, including, without limitation, the acquisition of the CSO Assets and the assumption of the Assumed Liabilities by the Purchaser hereunder.

2.2.12              “Transaction Documents” means this Agreement and each of the other agreements, documents and certificates referred to in Articles VI and VII hereof.

2.2.13              “Transferred Business” shall mean the Commercial Services Business transferred and acquired by the Purchaser pursuant to the terms of this Agreement.

2.2.14              “Triggering Event” shall mean the Seller entering into both a binding contract and a corresponding statement of work with Client 16 prior to the Closing Date that (i) has been approved by the Purchaser or otherwise entered into by the Seller in accordance with Section 5.1.1(l) hereof, and (ii) is projected to result in 2016 Revenue in an amount equal to or greater than $25,000,000.  The determination of whether the Triggering Event has occurred shall, to the extent possible, be mutually agreed upon in good faith by the parties.  However, in the event the parties are unable to mutually agree on whether or not the Triggering Event has occurred following direct discussions between the Purchaser CEO and the Seller CEO, then the determination shall be made in good faith by the Purchaser.

2.2.15              “Working Capital” shall mean, as of any applicable date, (a) the current CSO Assets that are transferred from the Seller to the Purchaser under this Agreement, less (b) the Assumed Liabilities that were assumed by the Purchaser from the Seller hereunder.  Working Capital shall be determined in accordance with U.S. GAAP.

2.2.16              “2015 Post-Closing Period” means the period commencing on the Closing Date and ending on December 31, 2015.

2.2.17              “2016 Revenue”  shall mean, with respect to the 2016 calendar year, the revenue earned by the Purchaser from the Covered Clients during such calendar year that are attributable to the CSO Client Contracts or under any other Contract with a Covered Client (as such Contracts may be entered into, amended, extended, renewed or replaced) during such calendar year, as determined in accordance with IFRS Accounting Standards, as reflected in the financial statements of the Purchaser; provided that any Contract that was entered into by the Seller with a Covered Client during the period between the Execution Date and the Closing Date in violation of Section 5.1(l) shall be disregarded for purposes of calculating 2016 Revenue.

Section 2.3                                   Accounting Procedures.

2.3.1                     Working Capital Determination.  (a) Within one hundred twenty (120) days after the Closing Date, the Purchaser shall prepare or cause an internationally recognized accounting firm selected by the Purchaser (the “Accountants”) to prepare and deliver to the Seller a statement setting forth its calculation of Closing Working Capital, which statement shall contain (i) a balance sheet of the Transferred Business as of the opening of business on the Closing Date (the “Closing Balance Sheet”), and (ii) a calculation of Closing Working Capital (the “Working Capital Determination”), which shall be made as if such Working Capital Determination was being prepared as of a fiscal year end (i.e., all year-end audit adjustments have been made).  If the Closing Date does not occur on the last day of a calendar month, then the Closing Working Capital will be calculated utilizing the month-end balance sheets of the Transferred Business prior and subsequent to the Closing Date, which shall be prepared using a full close and in accordance with GAAP, consistently applied, while taking into account any activity occurring between the prior month-end balance sheet date and the Closing Date.

(b) If the Seller or, to the extent the Accountants prepared the Working Capital Determination, the Seller or the Purchaser does not agree that the Working Capital Determination correctly states the Closing Working Capital, the Seller or the Purchaser, as the case may be, may promptly (but not later than thirty (30) days after the delivery to it of the Working Capital Determination) give written notice to the other party of any exceptions thereto (in reasonable detail describing the nature of the disagreement asserted).  If the Seller and the Purchaser reconcile their differences, the Working Capital Determination shall be adjusted accordingly and shall thereupon become binding, final and conclusive upon all of the parties hereto and enforceable in a court of law.  If the Seller and the Purchaser are unable to reconcile their differences in writing within thirty (30) days after written notice of exceptions is delivered to the other party (the “Reconciliation Period”), the accounting items in dispute shall be submitted to a firm of reputable international independent public accountants (other than the Accountants) to be jointly and in good faith selected by the Seller and the Purchaser (the “Independent Auditors”) for final determination, and the Working Capital Determination shall be deemed adjusted in accordance with the determination of the Independent Auditors and shall become binding, final and conclusive upon all of the parties hereto and enforceable in a court of law.  The Independent Auditors shall consider only the items in dispute and shall be instructed to act within thirty (30) days (or such longer period as the Seller and the Purchaser may agree) to resolve all items in dispute.  If a party does not give notice of any exception within thirty (30) days after the delivery of the Working Capital Determination or if a party gives written notification of its acceptance of the Working Capital Determination prior to the end of such thirty (30) day period, such Working Capital Determination shall thereupon become binding, final and conclusive upon such party, except to the extent that the Working Capital Determination is disputed by the other party and adjusted in accordance with the foregoing provisions.

2.3.2                     2016 Revenue Determination.  (a) The Purchaser shall prepare or cause the Accountants to prepare, as soon as practicable (and in any event within seventy-five (75) days) after the end of calendar year 2016, in accordance with the IFRS Accounting Standards, a report (together with a statement based upon such report which states it was prepared in accordance with this Agreement) that sets forth the calculation of 2016 Revenue (the “2016 Revenue Determination”).

(b) If the Seller or, to the extent the Accountants prepared the 2016 Revenue Determination, the Seller or the Purchaser does not agree that the 2016 Revenue Determination correctly states 2016 Revenue, the Seller or the Purchaser, as the case may be, may promptly (but not later than thirty (30) days after the delivery of the 2016 Revenue Determination) give written notice to the other party of any exceptions thereto (in reasonable detail describing the nature of the disagreement asserted).  If the Seller and the Purchaser reconcile their differences, the 2016 Revenue Determination shall be adjusted accordingly and shall thereupon become binding, final and conclusive upon all of the parties hereto.  If the Seller and the Purchaser are unable to reconcile their differences in writing within thirty (30) days after written notice of exceptions is delivered to the other party, the items in dispute shall be submitted to the Independent Auditors for final determination, and the 2016 Revenue Determination shall be deemed adjusted in accordance with the determination of the Independent Auditors and shall become binding, final and conclusive upon all of the parties hereto.  The Independent Auditors shall consider only the items in dispute and shall be instructed to act within thirty (30) days (or such longer period as the Seller and the Purchaser may agree) to resolve all items in dispute.  If a party does not give notice of any exception within thirty (30) days after the delivery of the 2016 Revenue Determination or if such party gives written notification of its acceptance of the 2016 Revenue Determination prior to the end of such thirty (30) day period, the 2016 Revenue Determination shall thereupon become binding, final and conclusive upon such party, except to the extent that the 2016 Revenue Determination is disputed by the other party and adjusted in accordance with the foregoing provisions.

2.3.3                     Independent Auditors Fees.   The parties shall each be responsible for 50% of the fees and expenses of the Independent Auditors.

2.3.4                     Examination of Books and Records.  The books and records of the Seller and the Purchaser shall be made available during normal business hours upon reasonable advance notice at their respective principal offices, to the parties hereto, the Accountants and the Independent Auditors to the extent required to determine the calculations required under this Section 2.3.  The Seller and the Purchaser shall make available to the other parties and their representatives (including auditors) any back-up materials generated by them to support a position that is contrary to the position taken by the other party.

Section 2.4                                   Payment of the Purchase Price.  (a) On the Closing Date, the Purchaser shall pay the Closing Payment as follows:

(i)                                     an amount equal to the outstanding balance under the Seller Credit Agreement shall be paid by wire transfer of immediately available funds to SWK pursuant to the wire transfer instructions set forth in the Loan Payoff Letter set forth on Section 2.4 of the Seller Disclosure Letter; and

(ii)                                  the balance of the Closing Payment shall be paid by the Purchaser by direct wire transfer to the Seller pursuant to the wire transfer instructions set forth on Section 2.4 of the Seller Disclosure Letter.

(b) The Purchaser shall pay the Top-Up Payment and any amounts that become due to the Seller under Section 2.1.4(b) of this Agreement by direct wire transfer to the Seller pursuant to the wire transfer instructions set forth on Section 2.4 of the Seller Disclosure Letter, or to such other account that is designated in writing by Seller from time to time.  The Top-Up Payment shall be deemed to include imputed interest to the extent required by the Internal Revenue Code of 1986, as amended (the “Code”).

Section 2.5                                   Closing.  The Closing of the Transaction as contemplated under this Agreement (the “Closing”) shall take place at the offices of Davis & Gilbert LLP, 1740 Broadway, New York, New York 10019 (or electronically by the exchange of .PDF signatures), as promptly as practicable, but not later than three days following the satisfaction or waiver of the conditions set forth in Articles VI and VII (other than the conditions which by their nature are to be satisfied at the Closing, but subject to those conditions); provided that without the parties’ written consent, the Closing shall not occur prior to December 1, 2015.  The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.6                                   Payment of CSO Accounts Receivable. The Seller shall promptly pay (no later than five (5) Business Days) to the Purchaser (by direct wire transfer to an account designated by the Purchaser) any amounts of CSO Accounts Receivable that are deposited, transferred or paid into a Seller Bank Account on or following the Closing, or that are otherwise collected by the Seller (or any of its Affiliates) from a client on or following the Closing.

Section 2.7                                   Further Assurance; Post Closing Cooperation.  All transactions at the Closing shall be deemed to have taken place simultaneously.  Each party hereto will, from time to time, at the request of the other party, whether at or after the Closing Date, execute and deliver such other and further instruments of conveyance, assignment, transfer and consent, and take such other actions, as the other party or its counsel may reasonably require to carry out the intent of this Agreement, including, without limitation, to evidence the conveyance and transfer of the CSO Assets to the Purchaser.  Following the Closing, each party will afford the other party, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the Seller in its possession with respect to periods prior to the Closing, and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (i) the preparation of tax returns, (ii) compliance with the requirements of any Governmental or Regulatory Authority (as defined in Section 3.7.1), (iii) the application for and purchase of insurance by any party hereto, or (iv) the verification of the CSO Assets, the Excluded Assets, the Assumed Liabilities and the Retained Liabilities.

Section 2.8                                   Third-Party Consents.  Anything in this Agreement to the contrary notwithstanding, in the event an assignment or purported assignment to the Purchaser of any CSO Client Contract, Assumed CSO Contract or CSO Permit, or any claim, right or benefit arising thereunder or resulting therefrom, without the consent of other parties thereto, would constitute a breach thereof or would not result in the Purchaser receiving all of the rights of the Seller thereunder, such CSO Client Contract, Assumed CSO Contract or CSO Permit shall be deemed not to have been assigned by the Seller to the Purchaser.  In those circumstances, if requested by the Purchaser, the Seller will use commercially reasonable efforts to obtain any such consent (at no cost to Purchaser), provided that other than as required in Article X, the Seller shall not be required to commence any litigation or offer or grant any accommodation (financial or otherwise) to any Person.  If such consent is not obtained and is required to effectively assign a CSO Client Contract, Assumed CSO Contract or CSO Permit to the Purchaser, the Seller and the Purchaser will cooperate in any reasonable arrangement (which is approved by both parties such approval not to be unreasonably withheld) (i) to provide the Purchaser with the full claims, rights and benefits under any such CSO Client Contract, Assumed CSO Contract or CSO Permit, including enforcement at the cost and for the benefit of the Purchaser of any and all rights of the Seller against a third party under such CSO Client Contract, Assumed CSO Contract or CSO Permit, and (ii) for the Purchaser to assume or discharge the Assumed Liabilities.

ARTICLE III

REPRESENTATIONS OF THE SELLER

The Seller represents and warrants and agrees to and with the Purchaser as follows:

Section 3.1                                   Execution and Validity of Agreement; Existence and Good Standing.

3.1.1                     Execution and Validity of Agreement. The Seller has the full corporate power and authority to enter into this Agreement and each of the other Transaction Documents, and subject to obtaining Requisite Seller Stockholder Approval (as defined below), to perform its obligations hereunder and thereunder and to consummate the sale of the CSO Assets to the Purchaser and the other transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and each of the other Transaction Documents (to which it is a party) by the Seller and the consummation by the Seller of the Transaction contemplated hereby and thereby have been duly authorized by the board of directors of the Seller (the “Seller Board”).  The Seller Board has recommended the approval of this Agreement by the Seller Stockholders (the “Seller Board Recommendation”) and has directed that this Agreement be submitted to the Seller Stockholders for their consideration at a meeting of such Seller Stockholders held for such purpose (the “Seller Stockholder Meeting”), and except for the approval of the Transaction by the holders of a majority of the Seller Stock entitled to vote thereon, represented in person or by proxy at the Seller Stockholder Meeting (the “Requisite Seller Stockholder Approval”), no other corporate proceedings on the part of the Seller are necessary to authorize the Company’s execution, delivery and performance of this Agreement and the consummation of the Transaction contemplated hereby.

3.1.2                     Enforceability. This Agreement and each of the other Transaction Documents (to which it is a party) have been duly and validly executed and delivered by the Seller and, assuming due authorization, execution and delivery by the Purchaser, and subject to obtaining the Requisite Seller Stockholder Approval, constitutes the legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity, whether considered in a proceeding at law or in equity.

3.1.3                     Existence and Good Standing. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with the full corporate power and authority to own and operate its properties and to conduct its business in the places where such properties are now owned or operated or such business is now being conducted.  The Seller is duly qualified, licensed or admitted to do business and is in good standing in those jurisdictions set forth on Section 3.1.3 of the Seller Disclosure Letter, which are the only jurisdictions in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except where a failure to be so qualified, licensed, admitted or in good standing will not have a Material Adverse Effect (as defined in Section 11.7).

Section 3.2                                   Subsidiaries and Investments; Capital Stock.

3.2.1                     Capitalization. The authorized capital stock of the Seller consists of (i) 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding, and (ii) 40,000,000 shares of common stock, par value $0.01 per share (the “Seller Stock”),  of which 17,434,900 shares were issued and 16,715,799 were outstanding and held, as of June 30, 2015, by the stockholders of the Seller (the “Seller Stockholders”).

3.2.2                     Subsidiaries and Investments.  The Seller owns 100% of the capital stock or membership interests of each of PDI BioPharma, LLC, a New Jersey limited liability company, Interpace Diagnostics, LLC, a Delaware limited liability company, and Interpace Diagnostics Corporation, a Delaware corporation (each a “Seller Subsidiary” and collectively, the “Seller Subsidiaries”).  Except for the Seller Subsidiaries, the Seller does not, directly or indirectly, own any equity interest in or have any voting rights with respect to any Person.  No Seller Subsidiary conducts, owns or holds title or have a license to use any assets, properties or rights that are used, in whole or in part, in the conduct or operation of the Commercial Services Business.

3.2.3                     Purchase Price Payments.  Except as set forth in Section 3.2.3 of the Seller Disclosure Letter, neither the Seller nor any Seller Subsidiary has any obligation in respect of any definitive or contingent purchase price payments.

Section 3.3                                   Financial Statements; No Material Changes.

3.3.1                     Financial Statements.

(a)                                 The consolidated financial statements of the Seller (the “Seller Financial Statements”) included in the forms, reports and documents required to be filed by the Seller with the Securities and Exchange Commission (the “SEC”) since the filing of the Seller’s annual report on Form 10-K for the fiscal year ended December 31, 2014 (each such filing, together with the Seller’s annual report on Form 10-K for the fiscal year ended December 31, 2014, the “SEC Reports”), including the footnotes thereto, have been prepared in accordance with U.S. GAAP consistently applied throughout the periods indicated.  The consolidated balance sheets of the Seller contained in the Seller Financial Statements fairly present, in all material respects, the financial condition of the Seller and the Seller Subsidiaries (collectively, the “Seller Group”) at the respective dates thereof, and the related statements of income and cash flows fairly present, in all material respects, the results of operations of the Seller Group for the respective periods indicated.

(b) Section 3.3.1(b)(1) of the Seller Disclosure Letter sets forth the following:  (a) the unaudited balance sheet of the Commercial Services Business as at December 31, 2014 and the related statement of income for the year then ended and (b) the unaudited balance sheet of the Commercial Services Business as at June 30, 2015 (the “Balance Sheet Date”), and the related statement of income for the six-month period then ended.  The unaudited balance sheet of the Commercial Services Business as at the Balance Sheet Date is referred to herein as the “CSO Balance Sheet”.  Except as set forth on Section 3.3.1(b)(2) of the Seller Disclosure Letter, such financial statements have been prepared, in all material respects, in accordance with U.S. GAAP throughout the periods indicated, and each balance sheet fairly presents, in all material respects, the financial condition of the Commercial Services Business at the respective date thereof, subject in the case of the CSO Balance Sheet, to changes resulting from year-end adjustments and the absence of footnotes.  Each of the statements of income and retained earnings fairly presents, in all material respects, the results of operations, and retained earnings of the Commercial Services

Business for the periods indicated, subject in in the case of the CSO Balance Sheet, to changes resulting from year-end adjustments and the absence of footnotes.

3.3.2                     No Material Changes. Since the Balance Sheet Date, the Commercial Services Business has been conducted in the ordinary course and there has not occurred a Material Adverse Effect or any event that would constitute a material adverse effect on the Seller (as determined in a manner consistent with the definition of Material Adverse Effect hereunder).

Section 3.4                                   Books and Records.  Except as set forth on Section 3.4 of the Seller Disclosure Letter, the CSO Books and Records have been properly and accurately kept and are complete in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.  Except as set forth on Section 3.4 of the Seller Disclosure Letter, the Seller does not have any of its records, systems, controls, data or information that relate to the Commercial Services Business recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and possession of the Seller.  The Seller has made available to the Purchaser complete and correct copies of the Seller’s Certificate of Incorporation and Bylaws, with all amendments thereto, currently in effect.

Section 3.5                                   Title to Properties; Encumbrances.  Except as set forth on Section 3.5 of the Seller Disclosure Letter, the Seller has good and valid title to, or valid leasehold or license (or sublicense) interests in or valid rights under contract to use all the CSO Assets, free and clear of all Liens, except for Permitted Liens.  Except as set forth on Section 3.5 of the Seller Disclosure Letter, all of the CSO Assets are owned, leased or licensed by the Seller and not by any other Person.  The CSO Tangible Personal Property are adequate and suitable for the purposes for which they are presently being used.

Section 3.6                                   Contracts.  Section 3.6 of the Seller Disclosure Letter contains an accurate and complete list of the following currently effective agreements, commitments, leases, subleases, occupancy agreements, licenses, evidence of indebtedness, letters of credit, mortgages, indentures, security agreements, instruments, notes, bonds, franchises, permits, concessions, or other instruments, obligations or agreements of any kind, written or oral (collectively, “Contracts”) to which the Seller is a party and relates, or by which any of its assets and properties are bound (other than the Plans set forth on Section 3.17.1 of the Seller Disclosure Letter): (a) any CSO Personal Property Lease with a fixed annual rental of $25,000 or more; (b) any Assumed CSO Contract relating to capital expenditures; (c) any Contract relating to the making of a loan or advance to or investment in, any other Person; (d) any Contract evidencing indebtedness for money borrowed or to be borrowed, whether directly or indirectly, by way of loan, purchase money obligation, guarantee (other than the endorsement of negotiable instruments for collection in the ordinary course of business), conditional sale, purchase or otherwise, including, without limitation the Seller Credit Agreement and the RedPath Agreements; (e) any management service, employment, consulting or similar type of Contract which relates to the Commercial Services Business and is not cancelable by the Seller without penalty or other financial obligation within 30 days; (f) any Contract relating to the Commercial Services Business limiting the Seller’s freedom to engage in any line of business or to compete with any other Person, including agreements limiting the ability of the Seller to service competitive accounts during or after the term thereof; (g) any collective bargaining or union agreement; (h) any Contract with any of its officers, directors or employees, who provide services primarily for the benefit of the Commercial Services Business (or their respective Affiliates) not covered by subsection (e) above (including indemnification agreements); (i) any secrecy or confidentiality agreement (other than standard confidentiality agreements in computer software license agreements or agreements with clients entered into in the ordinary course of business) that relate to the Commercial Services Business; (j) any Contract with respect to any Intellectual Property of the Commercial Services Business (as defined in Section 3.12), other than “shrink-wrap” and similar end-user licenses; (k) all CSO Client Contracts; (l) any real property lease to which the Seller is a party or assignee (as lessee, lessor, sublessee or sublessor), including without limitation, any modification, amendment or supplement thereto; (m) any joint venture agreement relating to the Commercial Services Business involving a sharing of profits not covered by clauses (a) through (l) above; (n) all Vendor Agreements (as defined in Exhibit B of the Transition Services Agreement); and (o) any other Contract (not covered by another subsection of this Section 3.6) that relates to the Commercial Services Business which involves $25,000 or more over the unexpired term thereof and is not cancelable by the Seller without penalty or other financial obligation within 30 days; provided, however, that Contracts of a similar nature which individually do not involve $25,000 but in the aggregate involve $50,000 or more over the unexpired term shall also be set forth on Section 3.6 of the Seller Disclosure Letter.  Except as disclosed on Part II of Section 3.6 of the Seller Disclosure Letter, each Contract to which the Seller is a party that is required to be disclosed on Section 3.6 of the Seller Disclosure Letter (each a “Covered Contract”) is in full force and effect, and, there exists no material default or material event of default by the Seller, or to the Knowledge of the Seller, by any other Person, or occurrence, condition, or act (including the consummation of the Transaction hereunder) which, with the giving of notice or the lapse of time (but subject to obtaining the consents listed on Section 3.7.2 of the Seller Disclosure Letter), would become a material default or material event of default thereunder by the Seller.  The Seller has not received nor does it have Knowledge of any outstanding claims of breach or indemnification or notice of default or termination of any such Covered Contract.

Section 3.7                                   Non-Contravention; Approvals and Consents.

3.7.1                     Non-Contravention. The execution, delivery and performance by the Seller of its obligations hereunder and under each of the other Transaction Documents and the consummation of the Transaction contemplated hereby and thereby (including for the avoidance of doubt, the transactions contemplated by the Voting Agreements and the Transition Services Agreement), will not (a) violate, conflict with or result in the breach of any provision of the Seller’s Certificate of Incorporation or Bylaws, (b) result in the violation by the Seller of any statute, law, rule, regulation or ordinance (collectively, “Laws”), or any judgment, decree, order, writ, permit or license (collectively, “Orders”) of any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision anywhere in the world (a “Governmental or Regulatory Authority”), applicable to the Seller or any of its assets or properties, except for such violations that would not reasonably be expected to have a Material Adverse Effect, or (c) if the consents and notices set forth on Section 3.7.2 of the Seller Disclosure Letter are obtained, given or waived, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, or (except as set forth on Section 3.7.2 of the Seller Disclosure Letter) (i) require the Seller to obtain any consent, approval or action of, make any filing with or give any notice to, (ii) result in or give to any Person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or (iii) result in the creation or imposition of any Lien upon any of the CSO Assets, in each case, under any of the terms, conditions or provisions of any CSO Personal Property Lease, CSO Client Contract or Assumed CSO Contract to which the Seller is a party or by which the Seller or any of its assets or properties are bound, except in the case of clause (c) of this Section 3.7.1, for any such conflict, violation or breach which would not, individually or in the aggregate, be material to the Commercial Services Business.

3.7.2                     Approvals and Consents. Except as disclosed on Section 3.7.2 of the Seller Disclosure Letter, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other Person is necessary or required under any of the terms, conditions or provisions of any Law or Order of any Governmental or Regulatory Authority or any CSO Personal Property Lease, CSO Client Contract or Assumed CSO Contract to which the Seller is a party or by which any of its assets or properties are bound for the execution and delivery of this Agreement and each of the other Transaction Documents by the Seller, the performance by the Seller of its obligations hereunder and thereunder or the consummation of the Transaction contemplated hereby and thereby.

Section 3.8                                   Litigation.  Except as set forth on Section 3.8 of the Seller Disclosure Letter, there is no action, suit, proceeding at law or in equity by any Person, or any arbitration or any administrative or other proceeding by or before (or to the Knowledge of the Seller, any investigation by) any Governmental or Regulatory Authority, pending or, to the Knowledge of the Seller, threatened, against the Seller (i) with respect to this Agreement or the other Transaction Documents or the Transaction contemplated hereby or thereby, (ii) against or affecting the Seller Group (in which an equitable remedy is sought or the damages claimed exceed $250,000), or (iii) against or affecting the Commercial Services Business or the CSO Assets; and, to the Knowledge of the Seller, no acts, facts, circumstances, events or conditions have occurred or exist which are a basis for any such action, proceeding or investigation.  The Seller Group is not subject to any Order entered in any lawsuit or proceeding that the Seller Group has not complied with or that relates to the CSO Assets or the Commercial Services Business.

Section 3.9  Taxes.  Except as set forth on Section 3.9 of the Seller Disclosure Letter, the Seller has timely filed, or caused to be filed, taking into account any valid extensions of due dates, completely and accurately, all federal, state, local and foreign tax or information returns (including estimated tax returns) with respect to the Commercial Services Business required under the statutes, rules or regulations of such jurisdictions to be filed by the Seller.  The term “Taxes” means taxes, duties, charges or levies of any nature imposed by any Governmental or Regulatory Authority, including without limitation income, gains, capital gains, surtax, capital, franchise, capital stock, value-added taxes, taxes required to be deducted from payments made by the payor and accounted for to any tax authority, employees’ income withholding, back-up withholding, withholding on payments to foreign Persons, social security, national insurance, unemployment, worker’s compensation, payroll, disability, real property, personal property, sales, use, goods and services or other commodity taxes, business, occupancy, excise, customs and import duties, transfer, stamp, and other taxes (including interest, penalties or additions to tax in respect of the foregoing), and includes all taxes payable by the Seller pursuant to Treasury Regulations §1.1502-6 or any similar provision of state, local or foreign law.  All Taxes due and owing by the Seller (whether or not shown on said returns) have been paid or are being contested in good faith, in which case, such contested assessments are set forth on Section 3.9 of the Seller Disclosure Letter.  The Seller has collected all sales, use, goods and services or other commodity Taxes required to be collected and remitted or will remit the same to the appropriate Governmental or Regulatory authority within the prescribed time periods.  The Seller has withheld all amounts required to be withheld on account of Taxes from amounts paid to employees, former employees, directors, officers, service providers, members, residents and non-residents and remitted or will remit the same to the appropriate Governmental or Regulatory Authority with the prescribed time periods.  The Seller has not entered into any Tax sharing or Tax allocation agreement with any party nor does it have any contractual obligation to indemnify any other Person with respect to Taxes.

Section 3.10                            Liabilities.  Except as set forth on the CSO Balance Sheet, the Seller has no outstanding claims, liabilities or indebtedness of any nature whatsoever related to the Commercial Services Business (collectively in this Section 3.10, “Liabilities”), whether accrued, absolute or contingent, determined or undetermined, asserted or unasserted, and whether due or to become due, other than (i) Liabilities specifically disclosed on Section 3.10 of the Seller Disclosure Letter or in any other Section of the Seller Disclosure Letter; (ii) Liabilities under CSO Client Contracts or Assumed CSO Contracts of the type required to be disclosed by the Seller on any Section of the Seller Disclosure Letter and so disclosed or which because of the dollar amount or other qualifications are not required to be listed on such Section of the Seller Disclosure Letter; (iii) Liabilities incurred in the ordinary course of business and consistent with past practice of the Seller, (iv) Liabilities not required to be included on a balance sheet or in the footnotes thereto under U.S. GAAP and (v) Liabilities that are not, individually or in the aggregate, material to the Commercial Services Business.

Section 3.11                            Insurance. Section 3.11 of the Seller Disclosure Letter contains a true and complete list (including the names and addresses of the insurers, the names of the Persons to whom such insurance policies have been issued, the expiration dates thereof, the annual premiums and a brief description of the interests insured thereby) of all insurance policies currently in effect that insure the property and assets of the Commercial Services Business or the employees of the Commercial Services Business or that have been otherwise paid for by the Seller on behalf of the Commercial Services Business.  Each such insurance policy is in full force and effect, all premiums due thereunder have been paid and the Seller has not received any notice of cancellation or termination in respect of any such policy or default thereunder.  The Seller believes that such insurance policies are placed with financially sound and reputable insurers, and in light of the nature of the business, assets and properties of the Commercial Services Business, are in amounts and have coverage that are reasonable and customary for Persons engaged in such business and having such assets and properties.  Except as set forth on Section 3.11 of the Seller Disclosure Letter, within the last two years, the Seller has not filed for any claims exceeding $50,000 against any of such insurance policies.  None of such policies shall lapse or terminate by reason of the Transaction.

Section 3.12                            Intellectual Properties.

3.12.1              Definitions.  For purposes of this Agreement, the following terms have the following definitions:

“Intellectual Property” shall include, without limitation, any or all of the following and all rights, whether statutory or common law, associated therewith:  (a) all domestic and foreign patents and applications therefor and all reissues, reexaminations, divisionals, renewals, extensions, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, confidential or proprietary information, know how, research and development, technology, financial and marketing data, customer lists, databases, rights of privacy and publicity, and all documentation relating to any of the foregoing; (c) all unregistered copyrights, copyright registrations and applications therefor, the content of all Seller websites, apps and other online services and all other rights corresponding thereto throughout the world; (d) all mask works, mask work registrations and applications therefor; (e) all industrial designs and any registrations and applications therefor; (f) all trade names, corporate names, logos, domain names, trade dress, trade secret, common law trademarks and service marks; trademark and service mark registrations, screen names, online identifiers and applications therefor and all goodwill associated therewith; and (g) all computer software including all source code, object code, firmware, development tools, online service accounts, files, records and data, all media on which any of the foregoing is recorded, and all documentation related to any of the foregoing.

“Intellectual Property of the Seller” shall mean Seller Owned IP and Licensed IP.

“Licensed IP” shall mean any Intellectual Property owned by another Person which is necessary to or used in the operation of the Commercial Services Business, including the design, manufacture and use of the products and services of the Seller as it currently is operated or is reasonably anticipated to be operated in the future, and including off-the-shelf software, but shall specifically not include Seller Owned IP or any rights in or to materials created for clients as “work-made-for-hire.”

“Registered IP” shall mean any Intellectual Property which is necessary to or used in the operation of the Commercial Services Business that: (a) is owned by, purported to be owned by or exclusively licensed to, the Seller and (b) has been registered with any Governmental or Regulatory Authority or comparable entity in any jurisdiction throughout the world.

“Seller Owned IP” shall mean Registered IP and Unregistered IP.

“Unregistered IP” shall mean any Intellectual Property which is necessary to or used in the operation of the Commercial Services Business that: (a) is owned by, purported to be owned by or exclusively licensed to, the Seller and (b) has not been registered with any Governmental or Regulatory Authority or comparable entity in any jurisdiction throughout the world.

3.12.2              Representations.  Section 3.12 of the Seller Disclosure Letter contains an accurate and complete list of all: (a) Registered IP and (b) Unregistered IP and Licensed IP which is material to the Seller or the Commercial Services Business.  For the avoidance of doubt, Section 3.12 of the Seller Disclosure Letter does not include any “shrink-wrap” and similar end-user licenses, including those associated with off-the-shelf software.  The registrations of the Registered IP listed on Section 3.12 of the Seller Disclosure Letter are, to the Knowledge of the Seller, valid and subsisting, all necessary registration and renewal fees in connection with such registrations have been made and all necessary documents and certificates in connection with such registrations have been filed with the relevant Intellectual Property authorities in the United States or other jurisdiction for the purposes of maintaining such registrations, and except as set forth on Section 3.12 of the Seller Disclosure Letter, no actions (including filing of documents or payments of fees) are due within ninety (90) days after the Closing.  No registration, or application therefor, for any of the Registered IP has lapsed, expired, or been abandoned, and no such registrations, or applications therefor, are the subject of any opposition, interference, cancellation, or other legal, quasi-legal, or governmental proceeding pending before any governmental, registration, or other authority in any jurisdiction.  The Seller has not entered into or is not otherwise bound by any consent, forbearance or any settlement agreement that limits the rights of the Seller to use the Intellectual Property of the Seller. Except as set forth on Section 3.12 of the Seller Disclosure Letter, no Person has any rights to use any of the Seller Owned IP and the Seller has not granted to any Person, nor authorized any Person to retain, any rights in the Seller Owned IP, other than licenses to use such Seller Owner IP in the ordinary course of business.  The Seller owns and has good and exclusive title to each item of Seller Owned IP, free and clear of any Lien, except for Permitted Liens and Liens set forth on Section 3.5 of the Seller Disclosure Letter; and the Seller has the right, pursuant to a valid Contract, to use or operate under all Licensed IP which requires a valid license to use.  Seller is not in violation of any such Contract to use Licensed IP.  The consummation of the transaction will not result in any loss forfeiture, cancellation, suspension, limitation, termination or impairment of the Seller’s rights to own or use any Intellectual Property of the Seller, nor will such consummation require the consent of any third party in respect of any Intellectual Property of the Seller, except as set forth on Section 3.7.2 of the Seller Disclosure Letter.  To the Knowledge of the Seller, the operation of the Commercial Services Business as it has been or currently is conducted by the Seller and as contemplated to be conducted by the Seller does not infringe misappropriate, dilute or otherwise violate the Intellectual Property of any other Person and the Seller has not received notice from any Person that the operation of its business infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any Person.  The Seller is not aware of, nor has the Seller received any notices of, any pending actions, suits, hearings, investigations, charges, complaints, claims, demands or proceedings or, to the Knowledge of the Seller, there are no actions, suits, hearings, investigations, charges, complaints, claims, demands or proceedings threatened against the Seller with respect to the Seller Owned IP, or with respect to any other Intellectual Property of the Seller, alleging the infringement, misappropriation, dilution or other violation by the Seller of any Intellectual Property of any Person, or relating to the validity, enforceability, registration, ownership or use of any Seller Owned Intellectual Property of the Seller or any Intellectual Property used by the Seller in the conduct of the business. There are no Contracts between the Seller and any other Person with respect to the Intellectual Property of the Seller in respect of which there is any dispute known to the Seller regarding the scope of such Contract, or performance under such Contract, including with respect to any payments to be made or received by the Seller.  To the Knowledge of the Seller, no Person is infringing or misappropriating any of the Seller Owned IP.  To the Knowledge of the Seller, the Seller is not infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by a third party.  All Intellectual Property of the Seller that is material to the business of the Seller and derives independent economic value, actual or potential, from not being generally known to the public or to other Persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are reasonable for protection and in accordance with procedures customarily used in the industry to protect rights of like importance.  To the Knowledge of the Seller, there has been no unauthorized use or disclosure of any Intellectual Property of the Seller.  Except as otherwise set forth on Section 3.12 of the Seller Disclosure Letter, all Seller Owned IP was either developed (a) by employees of the Seller within the scope of such employee’s employment duties; (b) by independent contractors as “works-made-for-hire,” as that term is defined under Section 101 of the United States Copyright Act, 17 U.S.C. § 101, pursuant to written agreement; or (c) by third parties who have assigned all of their rights therein to the Seller pursuant to a written agreement.  Except as set forth on Section 3.12 of the Seller Disclosure Letter, no former or present employees, officers or directors of the Seller retain any rights of ownership or use of any Seller Owned IP, and no employees or third parties who have developed or participated in the development of Seller Owned IP have any claims to any rights therein.  In addition, except as set forth on Section 3.12 of the Seller Disclosure Letter, no former or present employees, officers, directors or independent contractors of the Seller retain any rights of ownership in or use of any Intellectual Property created by the Seller for clients as “work-made-for-hire” or which are subject to an exclusive assignment or license in favor of clients of the Seller, and no employees or third parties who have developed or participated in the development of such Intellectual Property for clients have any claims to any rights therein.  Except as otherwise set forth on Section 3.12 of the Seller Disclosure Letter, the Seller Owned IP does not include any software that (i) is distributed as open source software (e.g., Linux), including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) GNU’s General Public License (Version 2 or Version 3) (GPL) or Lesser GPL (Version 2.1) (LGPL); (b) the Mozilla Public License (Version 1.1); (c) the BSD License; and (d) the Apache License (Version 2.0) or (ii) otherwise requires as a condition of the use, modification, or distribution of such software that other software incorporated into, derived from, or distributed with such software: (A) be disclosed or distributed in source code form; (B) be licensed under terms that permit making derivative works; or (C) be redistributable at no charge to subsequent licensees.  No source code for any computer software that is Seller Owned IP has been delivered or licensed by the Seller to any escrow agent or other Person.  The Seller is not under an obligation to deliver or license the source code for any computer software that is Seller Owned IP to any escrow agent or other Person.  The transactions contemplated herein will not obligate the Seller to deliver or license any source code for any computer software that is Seller Owned IP to any other Person or result in the inability of the Purchaser to continue to use any Intellectual Property of the Seller.

3.12.3              Privacy and Security.  The Seller does not receive “personally identifiable information” from consumers in connection with the Commercial Services Business.  The Seller has commercially reasonable security measures and safeguards in place to protect any Data or trade secret and/or confidential or proprietary information of the customers and clients of the Commercial Services Business (collectively, the “Customer Confidential Information”)  from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates Laws or a CSO Contract.  The Seller has adopted information security practices reasonably designed to protect all Customer Confidential Information. To the Knowledge of the Seller, no Person has gained unauthorized access to or made any unauthorized use of any Customer Confidential Information. The execution, delivery and performance of this Agreement and the consummation of the Transaction do not violate any of the Seller’s privacy practices as they currently exist.  To the Knowledge of the Seller, there has been no actual or suspected security breaches involving any Customer Confidential Information, including any unauthorized access, any inadvertent disclosure, any known or suspected misuse by any Person (even if such Person was authorized to access the Customer Confidential Information), and any known or suspected loss, alteration or destruction, including the inability to locate Customer Confidential Information known to have been in the possession of the Seller, other than destruction required or permitted by either the applicable CSO Contract or the Seller’s document retention policies.

Section 3.13                            Compliance with Laws; Environmental Protection; Permits.

3.13.1              Compliance.  Except as set forth on Section 3.13 of the Seller Disclosure Letter, the Seller is, and the Commercial Services Business has been conducted, in compliance with all applicable Laws and Orders, except in each case where the failure to so comply would not reasonably be expected to have a Material Adverse Effect, including without limitation: (a) all Laws and Orders promulgated by any Governmental or Regulatory Authority; (b) all Laws and Orders relating to the regulation or protection of the environment; and (c) all Laws and Orders relating to labor, civil rights, and occupational safety and health laws, worker’s compensation, employment and wages, hours and vacations, or pay equity.  The Seller has not been charged with, or, to the Knowledge of the Seller, threatened with or under any investigation with respect to, any material charge concerning any violation of any Laws or Orders.

3.13.2              Permits. The Seller has all Permits required by any Governmental or Regulatory Authority for the operation of the Commercial Services Business and the use of the CSO Assets as presently operated or used, except where the failure to have such Permits would not reasonably be expected to have a Material Adverse Effect.  All of the CSO Permits are in full force and effect and no action or claim is pending, nor to the Knowledge of the Seller is threatened, to revoke or terminate any of such Permits or declare any such Permit invalid in any material respect.

Section 3.14                            Client Relations.  (a) Section 3.14(a) of the Seller Disclosure Letter sets forth (i) the ten largest clients of the Commercial Services Business (measured by annual revenue), and the revenue derived by the Commercial Services Business from each such client and from all clients (in the aggregate) for the calendar year ended December 31, 2014, (ii) the ten largest clients of the Commercial Services Business (measured by revenue), and the revenue derived by the Commercial Services Business from each such client and from all clients (in the aggregate) for the nine-month period ending on September 30, 2015, and (iii) the clients projected to be the 10 largest clients (measured by revenue) of the Commercial Services Business based on the Seller’s current forecast for the calendar years ending December 31, 2015 and December 31, 2016, together with the estimated revenue from each such client for such period.  The Seller makes no representations, or warranties regarding the estimated revenues for the three-month period ending December 31, 2015 and the twelve-month period ending December 31, 2016 set forth on Section 3.14(a) of the Seller Disclosure Letter, except that such estimates were made in good faith and on a reasonable basis based on the information Known to the Company as of the Execution Date.  The parties hereby acknowledge and agree that for purposes of Section 3.14 of the Seller Disclosure Letter, “revenue” shall be determined in a manner consistent with the methodology used to compile the financial statements of the Commercial Services Business that are set forth on Section 3.3.1(b)(1) of the Seller Disclosure Letter.

(b) The Seller has discussed with the client listed on Section 3.14(b) of the Seller Disclosure Letter (the “Designated Client”)  the transfer of the Seller’s contract(s) with the Designated Client pursuant to the terms of this Agreement.  As of the Execution Date, the Designated Client has not objected to the contemplated transfer of its CSO Client Contracts to the Purchaser or advised the Seller that it is (x) terminating or considering terminating the handling of its business, in whole or in respect of any particular project or service, or (y) planning to reduce its future spending with the Seller in any material manner.

(c) Except as set forth on Section 3.14(c) of the Seller Disclosure Letter, as of the Execution Date, none of the existing clients of the Commercial Services Business, other than the Designated Client (such other clients, the “Non-Designated Clients”), has advised the Seller that it is (x) terminating or considering terminating the handling of its business, in whole or in respect of any particular project or service, or (y) planning to reduce its future spending with the Seller in any material manner.

Section 3.15                            Accounts Receivable; Work-in-Process; Accounts Payable.  The amount of all accounts receivable and unbilled invoices and other debts due or recorded in the records and books of account of the Commercial Services Business represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business and will be good and collectible in full in the ordinary course of business (less the amount of any aggregate provision, reserve or similar adjustment therefor reflected on the Seller Balance Sheet) and in any event within ninety (90) days of the invoice date, and none of the accounts receivable or unbilled invoices of the Commercial Services Business is or will be subject to any counterclaim or set-off except to the extent of any such provision, reserve or adjustment.  There has been no change since the Balance Sheet Date in the amount or aging of the accounts receivable, unbilled invoices, or other debts due to the Seller on account of the Commercial Services Business, or the reserves with respect thereto, or accounts payable of the Commercial Services Business in each case which would have a Material Adverse Effect.  Except as set forth on Section 3.15 of the Seller Disclosure Letter, the Seller has not received prior to the Closing Date payment from any client of the Commercial Services Business in respect of manpower to be expended, services to be rendered, or development, production or other expenses or costs to be incurred, after the Closing Date.

Section 3.16                            Employment Relations. (a) Within the past three years, the Seller has not engaged in any unfair labor practice.  No unfair labor practice charge or complaint against the Seller is pending before any Governmental or Regulatory Authority.  There is no organized labor strike, material labor dispute, work slowdown or work stoppage actually pending or, to the Knowledge of the Seller, threatened against or involving the Seller, and the Seller has not experienced any work stoppage or similar organized labor dispute during the last three years.  There are no labor unions or trade unions representing or, to the Knowledge of the Seller, attempting to represent the employees of the Seller, nor are there any works councils or staff associations or other employee representatives in place. No claim or grievance nor any arbitration proceeding arising out of or under any collective bargaining agreement is pending, and, to the

Knowledge of the Seller, no such claim or grievance has been threatened.  No collective bargaining agreement is currently being negotiated by the Seller.

(b) Except as set forth on Section 3.16(b) of the Seller Disclosure Letter, there is no proceeding pending before the U.S. Office of Contract Compliance Programs, the Wage and Hour Division of the U.S. Department of Labor (the “DOL”) or any other office of the DOL or any other Governmental or Regulatory Authority relating to any employee.  No state or federal wage and hour enforcement agency investigations have ever been made of the Seller and no claims or charges relating to wage and hour issues have been filed or, to the Knowledge of the Seller, threatened.  The Seller is not bound by any consent decree or settlement agreement relating to employment decisions or relations with their employees, independent contractors or applicants for employment.  No Occupational Safety and Health Administration investigations have been made of the Seller in the past three (3) years.  There are no material grievances, complaints or charges pending against the Seller under any dispute resolution procedure.  There is no legal action, suit, proceeding or claim pending or, to the Knowledge of the Seller, threatened between the Seller and any of its employees, former employees, agents, former agents, job applicants or any association or group of any of its employees.  During the ninety (90) day period prior to the Execution Date, the Seller has terminated 154 employees.  To the Knowledge of the Seller, no full-time employee of the Seller that primarily provides services to the Commercial Services Business (a) intends to terminate his or her employment; (b) has received an offer to join a business that may be competitive with the Commercial Services Business; and (c) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other contract (with any individual or entity) that may have an adverse effect on (i) the performance by such employee of any of his or her duties or responsibilities as an employee of the Commercial Services Business, or (ii) the Commercial Services Business.  The Seller is not delinquent in any material payments to or on behalf of any of its employees for any compensation or benefits of any kind due and owing to any such employee of the Seller.

Section 3.17                            Employee Benefit Matters.

3.17.1              List of Plans.  Section 3.17.1 of the Seller Disclosure Letter sets forth a complete and accurate list of all (i) employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) compensation, employment, consulting, severance, termination protection, change of control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy, (iii) any other plan, agreement, arrangement, program or policy providing for bonus, incentive compensation, deferred compensation, retiree medical or life insurance, supplemental retirement, nonqualified trusts, stock option, restricted stock, phantom stock, stock appreciation rights or other equity or equity-based incentive compensation and (iv) all other plans, contracts or agreements, whether formal or informal, whether or not set forth in writing, whether covering one person or more than one person, and whether or not subject to any of the provisions of ERISA, which are maintained, contributed to or sponsored by the Seller or any ERISA Affiliate (as defined in Section 3.17.3) for the benefit of any employee of the Seller that will be classified as an Affected Employee at the Closing (assuming for these purposes that the Triggering Event has occurred and such individual accepts an offer of employment with the Purchaser, collectively, the “Covered Employees”) , or which are maintained, contributed to or sponsored by the Seller or any ERISA Affiliate for the benefit of, or otherwise cover, any current or former employee of the Seller or any ERISA Affiliate and for whom Purchaser may have any direct or indirect liability (each item so listed on Section 3.17.1 of the Seller Disclosure Letter being referred to herein individually as a “Plan” and collectively as the “Plans”).  The Seller has delivered to the Purchaser a complete and accurate copy (where applicable) of (a) each Plan (including all amendments thereto whether or not such amendments are currently effective); (b) the current prospectus or summary plan description and all summaries of material modifications relating to each Plan; (c) each trust agreement or other funding arrangement with respect to each Plan, including insurance contracts or other funding vehicles; (d) the three (3) most recently filed IRS Form 5500 and accompanying schedules or attachments relating to each Plan and any amendments thereto; (e) the most recently received IRS opinion or determination letter for each Plan; and (f) all current employee handbooks, manuals and policies.

3.17.2              280G.  None of the Plans, any employment agreement or other contract to which the Seller or an ERISA Affiliate is a party or bound provides for payments to any employee that, either alone or in conjunction with any other payment, event or occurrence, will or could reasonably be characterized as an “excess parachute payment” under Section 280G of the Code.

3.17.3              No Title IV Plans.  Neither the Seller nor any ERISA Affiliate, nor any predecessor of any such entity, sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or in the past sponsored, maintained, administered or contributed to (or had any obligation to contribute to) or has or is expected to have any direct or indirect liability with respect to, any plan subject to Title IV of ERISA (a “Title IV Plan”), including any multi-employer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or any multiple employer plan subject to Sections 4063 and 4064 of ERISA.  As used in this Agreement, the term “ERISA Affiliate” means, with respect to any Person, any Person that, together with the first Person, would be considered a single employer under Section 414 of the Code.

3.17.4              Welfare Benefit Plans.  Except as required under Sections 601 through 609 of ERISA, Section 4980B of the Code or any similar state law (“COBRA”), no Plan provides or promises medical, dental, disability, hospitalization, life or similar benefits (including, without limitation, through insurance) to any retired or former employees of the Seller or any ERISA Affiliate or their respective dependents beyond termination of employment.

3.17.5              Administrative Compliance.  Each Plan is now and has been operated in compliance in all material respects with its terms and with all applicable Laws including, without limitation, ERISA, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and the Code including, without limitation, all nondiscrimination and minimum coverage requirements of Sections 401(a) and 410(b) thereof, the Age Discrimination in Employment Act, the Family and Medical Leave Act, the Americans With Disabilities Act, the Equal Pay Act, Title VII of the Civil Rights Act of 1964, the Consolidated Omnibus Budget Reconciliation Act of 1985, the Patient Protection and Affordable Care Act, the regulations and authorities published thereunder, or with respect to any foreign benefit plan, the appropriate taxation, social security or supervisory authorities in the relevant country.  The Seller has performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and the Seller has no Knowledge of any default or violation by any party to, any Plan.  Except as set forth on Section

3.17.5 of the Seller Disclosure Letter, no legal action, suit, audit, investigation, proceeding or claim is pending, or to the Seller’s Knowledge is threatened, against or involving any Plan (other than claims for benefits in the ordinary course under such Plan) and, to the Seller’s Knowledge, no fact, event or condition exists that would be reasonably likely to provide a legal basis for any such action, suit, audit, investigation, proceeding or claim.  All material reports, disclosures, notices and filings with respect to such Plans required to be made to employees, participants, beneficiaries, alternate payees, qualified beneficiaries (as defined in the Code) and any Governmental or Regulatory Authority have been timely made or an extension has been timely obtained.

3.17.6              Tax-Qualification.  Except as set forth on Section 3.17.6 of the Seller Disclosure Letter, each Plan that is intended to be qualified under Section 401(a) or 408(k) of the Code is qualified under Sections 401(a) or 408(k) of the Code (and, if applicable, complies with the requirements of Sections 401(k) and 408(k) of the Code), and has received a favorable opinion or determination letter from the IRS that it is so qualified.  Each trust established in connection with any Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt under Section 501(a) of the Code.  No fact or event has occurred or condition exists since the date of such opinion or determination letter from the IRS which would be reasonably likely to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

3.17.7              Tax Deductions.  All contributions, premiums or payments (including all employer contributions and, if applicable, all employee salary reduction contributions) required to be made or paid with respect to any Plan have been made or paid on or before their due dates, including extensions thereof.  All such contributions have been fully deducted or, in the case of the current year, will be deducted for income tax purposes, and no such deduction has been challenged or disallowed by any Governmental or Regulatory Authority, and no fact or event has occurred or condition exists which could give rise to any such challenge or disallowance.  All contributions, premiums or payments for any period ending on or before the Closing Date that are not due are properly accrued.

3.17.8              409A.  Each Plan that is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code complies in both form and operation with, and the Seller and its ERISA Affiliates have complied in practice and operation with, the requirements of Section 409A of the Code so that no amounts paid pursuant to any such Plan is subject to tax under Section 409A of the Code.  None of the transactions contemplated by this Agreement will affect such compliance.

Section 3.18                            Interests in Customers, Suppliers, Etc.  Except as set forth on Section 3.18 of the Seller Disclosure Letter, to the Knowledge of the Seller, no officer or director of the Seller or Person controlled by any officer or director of the Seller or any parent, brother, sister, child or spouse of any officer or director of the Seller (collectively, the “Related Group”), or any entity controlled by anyone in the Related Group:

(i)                                     owns, directly or indirectly, any interest in (excepting for ownership, directly or indirectly, of less than 1% of the issued and outstanding shares of any class of securities of a publicly held and traded company) or received or has any right to receive payments from, or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as a competitor, lessor, lessee, supplier, distributor, sales agent, customer or client of the Commercial Services Business;

(ii)                                  owns, directly or indirectly, in whole or in part, any tangible or intangible property (including, but not limited to Intellectual Property of the Commercial Services Business), that the Seller uses in the conduct of its Commercial Services Business, other than immaterial personal items owned and used by employees at their work stations; or

(iii)                               has any cause of action or other claim whatsoever against, or owes any amount to, the Seller, except for claims in the ordinary course of business such as for accrued vacation pay, accrued benefits under employee benefit plans, and similar matters and agreements existing on the date hereof.

Section 3.19                            CSO Bank Accounts.  Set forth on Section 3.19 of the Seller Disclosure Letter is an accurate and complete list showing the name and address of, and account information for, each bank account used by the Seller in connection with the Commercial Services Business and the names of all Persons authorized to draw thereon or to have access thereto.

Section 3.20                            Compensation of Employees.  Section 3.20 of the Seller Disclosure Letter is an accurate and complete list showing: (a) the names, dates of commencement of employment or engagement, dates of birth, positions of all Covered Employees, consultants and any other individuals, in each case, who are engaged by the Commercial Services Business at an annualized rate of $50,000 or more, together with a statement of the current annual salary or other remuneration, and the annual salary or other remuneration, bonus and incentive compensation paid or payable with respect to calendar year 2014, and a statement of the projected annual salary or other remuneration, bonus and incentive compensation payable with respect to the calendar year ended December 31, 2015 (assuming for these purposes that the employees and consultants compensation terms will not change following the Closing), and the material fringe benefits of such employees and exclusive consultants not generally available to all employees of the Seller; and (b) a description of the current severance and vacation policy of the Seller.  Except as set forth on Section 3.20 of the Seller Disclosure Letter, the Seller has not, because of past practices or previous commitments with respect to the employees of its Commercial Services Business, established any rights on the part of any of such employees to additional compensation with respect to any period after the Closing Date (other than pursuant to (i) the vacation and severance policy set forth on Section 3.20 of the Seller Disclosure Letter and (ii) wage increases in the ordinary course of business).

Section 3.21                            No Changes Since the Balance Sheet Date.  Since the Balance Sheet Date, except as specifically stated on Section 3.21 of the Seller Disclosure Letter, the Commercial Services Business has not (a) incurred any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except in the ordinary course of business; (b) permitted any of its assets or properties to be subjected to any Lien other than Permitted Liens; (c) sold, transferred or otherwise disposed of any of its material asset or material properties except in the ordinary course of business; (d) made any capital expenditure or commitment therefor with respect to the Commercial Services Business which, individually or in the aggregate, exceeds $25,000; (e) made any loan to any Person which exceeds $10,000 other than to any employee for normal travel and expense advances; (f) written down the value of any work-in-process, or written off as uncollectible any notes or accounts receivable, except write-downs and write-offs in the ordinary course of business, none of which individually or in the aggregate, is material to the Commercial Services Business; (g) granted any increase in the rate of wages, salaries, bonuses or other remuneration of any employee, except for increases in compensation to employees in the ordinary course of business consistent with past practice; (h) entered into an employment or exclusive consultant agreement which is not cancelable without penalty or other financial obligation within 30 days; (i) canceled or waived any claims or rights with a value in excess of $25,000; (j) made any change in any method of accounting procedures; (k) otherwise conducted its Commercial Services Business or entered into any transaction, except in the usual and ordinary manner and in the ordinary course of its business; (l) amended or terminated any agreement which is material to its Commercial Services Business; (m) renewed, extended or modified any lease of personal property, except in the ordinary course of business; (n) adopted, amended or terminated any Plan; or (o) agreed to do any of the actions set forth in any of the above clauses.

Section 3.22                            Corporate Controls.  To the Knowledge of the Seller, no officer, authorized agent, employee or any other Person while acting on behalf of the Seller, has, directly or indirectly: used any corporate fund for unlawful contributions, gifts, or other unlawful expenses relating to political activity; made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; established or maintained any unlawful or unrecorded fund of corporate monies or other assets; made any false or fictitious entry on its books or records; participated in any racketeering activity; or made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment, to any Person or entity, private or public, regardless of form, whether in money, property, or services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business secured or for special concessions already obtained, and the Seller has not participated in any illegal boycott or other similar illegal practices affecting any of its actual or potential customers.

Section 3.23    Proxy Statement. None of the information contained in the Proxy Statement (defined in Section 5.1.3) (excluding any information therein provided by the Purchaser or any information concerning the Purchaser which has been reviewed and approved by the Purchaser, as to which the Seller makes no representation) that will be delivered to the Seller Stockholders in connection with this Agreement, will contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and will not, on the Closing Date contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading

Section 3.24    Brokers.  Except as set forth on Section 3.24 of the Seller Disclosure Letter (the fees and expenses of which shall be paid by the Seller), no broker, finder, agent or similar intermediary has acted on behalf of the Seller in connection with this Agreement or the Transaction, and no brokerage commissions, finder’s fees, consulting fees or similar fees or commissions are payable by the Seller in connection therewith based on any agreement, arrangement or understanding with any of them.

Section 3.25    Copies of Documents.  The Seller has made available to the Purchaser, true, complete and correct copies of all documents listed or required to be listed on the Seller Disclosure Letter or that are delivered to the Purchaser pursuant to Article VI hereof.

Section 3.26    No Other Representations or Warranties. (a) The Seller hereby acknowledges and agrees that, except as set forth in Article IV of this Agreement, no other representations or warranties have been made, express or implied, at law or in equity, on behalf of the Purchaser, to the Seller by the Purchaser or any other Person, and that no other Person has, or has been given, the express, implied or apparent authority to make or negotiate any representations, warranties or agreements not specifically set forth in this Agreement, and the Seller is not relying on any representations or warranties regarding the subject matter of this Agreement other than the representations and warranties expressly set forth in Article IV of this Agreement.  The Seller further acknowledges that no promise or inducement for this Agreement has been made to the Seller except as set forth herein.  The Seller hereby acknowledges that the parties’ respective rights and obligations with respect to this Agreement and the events giving rise thereto will be solely as set forth in this Agreement.

(b)                                                         The Seller further acknowledges and agrees that neither the Purchaser nor any other Person, acting on behalf of the Purchaser or otherwise, has made any representation or warranty of any kind with respect to any projections, estimates or forecasts relating to the Purchaser, the Transferred Business, 2016 Revenues or the Top-Up Payment.

ARTICLE IV

REPRESENTATIONS OF THE PURCHASER

The Purchaser represents and warrants and agrees to and with the Seller as follows:

Section 4.1                                   Existence and Good Standing.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey with full corporate power and authority to own and operate its properties and to conduct its business in the places where such properties are now owned or operated or such business is now being conducted.

Section 4.2                                   Execution and Validity of Agreement; Enforceability.  The Purchaser has the full corporate power and authority to enter into this Agreement and each of the other Transaction Documents and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement and each of the other Transaction Documents (to which it is a party) and the consummation of the Transaction have been duly authorized by all required corporate action.  This Agreement and each of the other Transaction Documents (to which it is a party) has been duly and validly executed and delivered by the Purchaser, and assuming due authorization, execution and delivery by the Seller, constitutes legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’

rights generally and by general principles of equity, whether considered in a proceeding at law or in equity.

Section 4.3                                   No Restrictions.  There is no suit, action, claim, investigation or inquiry by any Governmental or Regulatory Authority, and no legal, administrative or arbitration proceeding pending or, to the Knowledge of the Purchaser, threatened against the Purchaser, with respect to the execution, delivery and performance of this Agreement or the other Transaction Documents or the Transaction.

Section 4.4                                   Non-Contravention; Approvals and Consents.

4.4.1                     Non-Contravention.  The execution, delivery and performance by the Purchaser of its obligations hereunder and each of the other Transaction Documents and the consummation of the Transaction contemplated hereby and thereby (including for the avoidance of doubt, the transactions contemplated by the Voting Agreements and the Transaction Services Agreement) will not (a) violate, conflict with or result in the breach of any provision of the Certificate of Incorporation or By-Laws of the Purchaser, (b) result in the violation by the Purchaser of any Laws or Orders of any Governmental or Regulatory Authority, applicable to the Purchaser or any of its assets or properties, or (c) conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, or (i) require the Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to, (ii) result in or give to any Person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or (iii) result in the creation or imposition of any Lien upon any of the assets or properties of the Purchaser, or, under any of the terms, conditions or provisions of any Contract to which the Purchaser is a party or by which the Purchaser or any of its assets or properties are bound.

4.4.2                     Approvals and Consents.  No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority is necessary or required under any of the terms, conditions or provisions of any Law or Order of any Governmental or Regulatory Authority for the execution and delivery of this Agreement or the other Transaction Documents by the Purchaser, the performance by the Purchaser of its obligations hereunder or thereunder or the consummation of the Transaction.

Section 4.5                                   Brokers.  No broker, finder, agent or similar intermediary has acted on behalf of the Purchaser or any of its Affiliates in connection with this Agreement or the Transaction, and no brokerage commissions, finders’ fees or similar fees or commissions are payable by the Purchaser or any of its Affiliates in connection therewith based on any agreement, arrangement or understanding with any of them.

Section 4.6                                   Sufficient Funds.  The Purchaser will have at the Closing cash on hand that is sufficient to enable it to pay the Closing Payment and consummate the Transaction.

Section 4.7                                   No Other Representations or Warranties.

(a)                                 The Purchaser hereby acknowledges and agrees that, except as set forth in Article III of this Agreement and the Seller Disclosure Letter relating thereto, no other representations or warranties have been made, express or implied, at law or in equity, on behalf of the Seller, to the Purchaser (or any other Publicis Groupe Company) by the Seller or any other Person, and that no other Person has, or has been given, the express, implied or apparent authority to make or negotiate any representations, warranties or agreements not specifically set forth in this Agreement, and the Purchaser is not relying on any representations or warranties regarding the subject matter of this Agreement other than the representations and warranties expressly set forth in Article III of this Agreement.  The Purchaser further acknowledges that no promise or inducement for this Agreement has been made to the Purchaser except as set forth herein.  The Purchaser hereby acknowledges that the parties’ respective rights and obligations with respect to this Agreement and the events giving rise thereto will be solely as set forth in this Agreement.

(b)                                 WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, AND EXCEPT AS EXPRESSLY SET FORTH HEREIN, ALL WARRANTIES OF HABITABILITY, MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE, AND ALL OTHER WARRANTIES ARISING UNDER THE UNIFORM COMMERCIAL CODE, ARE HEREBY WAIVED BY THE PURCHASER.

(c)                                  The Purchaser further acknowledges and agrees that except for the Estimated Closing Working Capital, the estimated pass-through expenses set forth on Section 2.2.1(b) of the Seller Disclosure Letter and the applicable representations and warranties set forth in Section 3.9, Sections 3.14 and 3.20 hereof, neither the Seller nor any other Person, acting on behalf of the Seller or otherwise, has made any representation or warranty of any kind with respect to any projections, estimates or other forecasts relating to the Seller or the Commercial Services Business.

ARTICLE V

PRE-CLOSING COVENANTS

Section 5.1                                   Covenants of the Seller.  The Seller covenants and agrees with the Purchaser that, at all times from and after the Execution Date through and including the Closing, the Seller will comply with all of the covenants and provisions set forth below, except to the extent the Purchaser may otherwise consent in writing:

5.1.1                                             Conduct of Business Before the Closing Date.  From and after the Execution Date until the Closing, except as expressly contemplated by this Agreement or as otherwise set forth on Section 5.1.1 of the Seller Disclosure Letter, the Seller will operate the Commercial Services Business only in the ordinary course consistent with past practice.  In addition, without limiting the generality of the foregoing, the Seller will refrain from taking any of the following actions, except as expressly contemplated by this Agreement or unless consented to in writing by the Purchaser:

(a)                                 selling, leasing or otherwise disposing of all or any portion of the assets or business of the Commercial Services Business to any Person (including, without limitation, any Seller Subsidiary), other than in the ordinary course of business;

(b)                                 the formation of any Subsidiary to engage in the Commercial Services Business;

(c)                                  merging or consolidating with and into any Person, or merging or consolidating any Person with and into it;

(d)                                 engaging in any liquidation or dissolution;

(e)                                  engaging in any transaction involving the Commercial Services Business in an amount in excess of $25,000, other than in the ordinary course of business or as otherwise permitted pursuant to subclause (l) below; provided, that Purchaser shall not unreasonably withhold, condition or delay its consent with respect to the actions requiring consent solely under this clause (e);

(f)                                   entering into any new line of business on behalf of the Commercial Services Business;

(g)                                  placing any Lien on any of the CSO Assets, other than Permitted Liens;

(h)                                 entering into any personal property lease on behalf of the Commercial Services Business with a fixed rental over the term in excess of $25,000;

(i)                                     entering into any Contract with, or making any loan to, any Covered Employee, other than (x) any Contract that would not have to be disclosed on Section 3.6 of the Seller Disclosure Letter, or (y) normal travel and expense advances or relocation allowances consistent with past practices;

(j)                                    amending the Lien Termination Agreements (as defined in Section 5.1.10);

(k)                                 amending in any material respect any Covered Contract or any other material contract of the Commercial Services Business; provided, that Purchaser shall not unreasonably withhold, condition or delay its consent with respect to the actions requiring consent solely under this clause (k);

(l)                                     enter into any Contract with any client of the Commercial Services Business, including, without limitation, any Identified Pipeline Client that (i) is not entered into in the ordinary course of business, (ii) is not freely assignable to the Purchaser at the Closing without further consent, (iii) involves an amount in excess of $2,500,000, (iv) restricts the Seller’s (or any transferee’s) freedom to engage in any line of business or to compete with any Person, including restrictions limiting the Seller’s (or a transferee’s) ability to service competitive accounts during or after the term thereof (excluding for these purposes customary and reasonable restrictions on specific Non-ERT Sales Employees’ or ERT Sales Employees’ rights to promote competitive products while they are providing services for such client), (v) has commercial terms, including, without limitation, payment terms, termination rights and indemnification provisions that are not substantially similar to the commercial terms that the Seller has agreed to for Contracts of a similar size that were entered into by the Seller on behalf of the Commercial Services Business during the 2015 calendar year prior to the Execution Date), or (vi) will result in below average profit margins for the Commercial Services Business (as compared to other Contracts of a similar size that were entered into by the Seller on behalf of the Commercial Services Business during the 2015 calendar year prior to the Execution Date); provided that that Purchaser shall not unreasonably withhold, condition or delay its consent with respect to the actions requiring consent solely under subclause (iii) of this Section 5.1.1(l); provided further that the Purchaser’s consent shall not be required under this Section 5.1.1(l) with respect to the Seller’s entry into a Contract with Client 16 (a “Client 16 Contract”) so long as each of the conditions set forth in subclauses (i), (ii), (iv) and (v) of Section 5.1.1(l) are met and so long as the additional conditions set forth on Section 5.1.1(l) of the Seller Disclosure Letter are satisfied;

(m)                             establishing, adopting or modifying any Plan or benefit, including, but not limited to, any bonus plan, Title IV Plan, “excess benefit plan,” deferred compensation plan, severance or change in control plan or employee benefit plan that provides post-retirement health, medical, life insurance or death benefits to retired, current or former employees, directors or consultants of the Commercial Services Business, except as required by applicable Law;

(n)                                 except as set forth on Section 5.1.1(n) of the Seller Disclosure Letter, granting any salary compensation increase to any Covered Employee;

(o)                                 paying bonuses to any Covered Employee other than (x) in an amount and on terms that are in the ordinary course of business consistent with past practice, or (y) in an amount and on terms that may be required under existing agreements;

(p)                                 hiring any employee of the Commercial Services Business unless such new employee’s employment package is substantially similar in all material respects to similarly situated employees;

(q)                                 taking any action that if taken immediately prior to the Execution Date would have to be disclosed on Section 3.21 of the Seller Disclosure Letter; provided that that Purchaser shall not unreasonably withhold, condition or delay its consent with respect to the actions requiring consent solely under this clause (q); or

(r)                                    delegating to directors, officers or employees the power to take any of the actions prohibited by any of the foregoing clauses.

Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement will give the Purchaser, directly or indirectly, rights to control or direct the Commercial Services Business or the operations of the Seller prior to the Closing.  Prior to the Closing, the Seller will exercise, consistent with the terms and conditions of this Agreement, control of the Commercial Services Business.

To the extent any of the clauses of this Section 5.1.1 requires that the Purchaser not unreasonably withhold, condition or delay its consent to a specified action, the parties agree that the Purchaser will not be deemed to be acting unreasonably if it makes a determination not to approve an action that it believes in good faith will either reduce the short-term or long-term profitability of the Transferred Business or would (if such action was taken following the Closing) violate any of the business conduct policies set forth in Section 9.1.1 hereof).

5.1.2                     Consents and Approvals.  The Seller shall (x) use all commercially reasonable efforts to obtain all necessary consents, waivers, authorizations and approvals of all Governmental and Regulatory Authorities and other Persons (including any customers, vendors or landlords) required by the Purchaser in connection with the execution, delivery and performance by the Seller of this Agreement, and (y) prepare and file all documents (other than the Proxy Statement, the filing of which is governed by Section 5.1.3 below), if any, required to be submitted by the Seller to any Governmental and Regulatory Authorities in obtaining any consents, waivers, authorizations or approvals which may be required to be obtained by the Seller in connection with the transactions contemplated under this Agreement.

5.1.3                     Seller Stockholder Meeting.

(a)                                 Promptly following the Execution Date, the Seller shall prepare and file with the SEC the Schedule 14A (the “Proxy Statement”) relating to the Seller Stockholders Meeting.  The Seller shall cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. The Purchaser shall furnish all information concerning the Purchaser and its Affiliates to the Seller, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. The Seller shall promptly notify the Purchaser upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide the Purchaser with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand.  Each of the Seller and the Purchaser shall use commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement.  Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Seller (i) shall provide the Purchaser an opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably proposed by the Purchaser and (iii) shall not file or mail such document, or respond to the SEC, prior to receiving the approval of the Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed.  If prior to the Closing Date, any event occurs with respect to the Seller, or any change occurs with respect to other information supplied by the Purchaser for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Seller shall promptly notify the Purchaser of such event, and the Seller and the Purchaser shall cooperate in the prompt filing with the SEC any necessary amendment or supplement to the Proxy Statement, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Seller Stockholders.

(b)                                 None of the information provided or to be provided by the Purchaser or the Seller, as applicable, specifically for inclusion or incorporation by reference in materials filed by the Seller with the SEC or mailed to the Seller Stockholders, at the time such materials are filed with the SEC or first mailed to the Seller Stockholders, as the case may be, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)                                  The Seller shall, as promptly as practicable following the Execution Date, establish a record date for, duly call, give notice of, convene and hold the Seller Stockholders Meeting.  Unless the Seller Board has made a Change in Recommendation, the Seller shall, through the Seller Board, recommend to the Seller Stockholders the approval of this Agreement and the transactions contemplated by this Agreement and include the Seller Board Recommendation in the Proxy Statement.  Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Seller to call, give notice of, convene and hold the Seller Stockholders Meeting and to hold a vote of the Seller Stockholders on the approval of this Agreement and the transactions contemplated by this Agreement at the Seller Stockholders Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Seller of any Alternative Proposal (whether or not a Superior Proposal) or by a Change in Recommendation.  In any case in which the Seller Board makes a Change in Recommendation, (a) the Seller shall nevertheless submit the transactions contemplated by this Agreement to a vote of the Seller Stockholders, and (b) the Proxy Statement and any and all accompanying materials (including the proxy card, the “Proxy Materials”) shall be the same in form and content to that which would have been prepared by the Seller had no Change in Recommendation been made, except for changes to the Proxy Materials stating and explaining the reasons for the Change in Recommendation, including, if applicable, describing matters relating to the Superior Proposal giving rise to the Change in Recommendation, and such other changes as are required by Law.  The Seller agrees that, prior to the termination of this Agreement, it shall not submit to the vote of the Seller Stockholders any Alternative Proposal (whether or not a Superior Proposal) or propose to do so.

5.1.4                     Full Access.  The Seller shall use its commercially reasonable efforts to (i) provide the Purchaser and its respective officers, employees, counsel, accountants, financial advisors, consultants and other representatives (collectively, “Purchaser’s Advisors”) with access, upon reasonable prior notice and during normal business hours, to the executive officers and agents of the Seller, including, without limitation, any employees who have any material responsibility for the conduct of the Commercial Services Business, and to the Seller’s accountants and their work papers, and (ii) furnish the Purchaser and the Purchaser’s Advisors with all information and data concerning the Commercial Services Business as the Purchaser and the Purchaser’s Advisors may reasonably request; provided, however, that any such access shall be granted at reasonable times during normal business hours and in such a manner as not to interfere with the normal business operations of the Seller; provided, further, that the Purchaser and the Purchaser’s Advisors shall not contact or hold discussions with customers, suppliers, agents or employees of the Commercial Services Business, in each case regarding the Transaction, without the prior consent of the Seller.  Notwithstanding the foregoing, the Seller is not under any obligation to disclose to the Purchaser any information, the disclosure of which is restricted by Contract or applicable Law or which would result in the waiver of any attorney-client or similar privileges.

5.1.5                     Exclusive Dealing; Alternative Proposals; Change in Recommendation.

(a)                                 From and after the Execution Date and until the earlier to occur of the Closing Date or the termination of this Agreement, the Seller shall not, and it shall cause the officers and directors of the Seller and any Persons acting on behalf of the Seller not to, directly or indirectly, encourage, solicit, submit for board consideration or approval, engage in discussions or negotiations with, or provide any information to, any Person or group (other than the Purchaser and the Purchaser’s Advisors) concerning (i) any direct or indirect acquisition of (x) any material portion of the CSO Assets outside of the ordinary course of business, (y)  more than 25% of the outstanding equity securities of the Seller, or (z) more than 25% of the assets of the Seller Group, taken as a whole, (ii) any tender offer or exchange offer, as defined under the Exchange Act, that, if consummated, would result in any Person beneficially owning more than 25% of the outstanding equity securities of the Seller, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Seller, other than the Transaction (any of clauses (i), (ii) or (iii), an “Alternative Proposal”).  The Seller shall promptly (in any case within 24 hours) notify the Purchaser of any inquiries or communications concerning any such transaction which it or its advisors may receive or of which it may become aware.  Notwithstanding the foregoing, but subject to the limitations in Section 5.1.5(b), nothing contained in this Agreement shall prohibit the Seller or any of its representatives from furnishing or making available any information or data pertaining to the Seller or the Commercial Services Business, or entering into or participating in discussions or negotiations with, any Person that makes an unsolicited written Alternative Proposal that did not result from a breach of this Section 5.1.5(a) (a “Receiving Party”), if (A) the Seller Board, after consultation with its outside legal counsel and financial advisors, determines in its good faith judgment (x) that such Alternative Proposal constitutes or is likely to result in a Superior Proposal (as defined in Section 5.1.5(c)), and (y) that failure to take the actions specified in this sentence (prior to clause (A)) could reasonably be determined to be a violation of the Seller Board’s fiduciary duties, and (B) prior to furnishing or making available any such non-public information to such Receiving Party, (i) the Seller receives from such Receiving Party an executed confidentiality agreement and (ii) the Seller provides the Purchaser written notice of such Alternative Proposal.

(b)                                 Except as otherwise provided in this Section 5.1.5(b), the Seller Board shall not: (i) (A) withdraw, qualify or modify in any manner adverse to the Purchaser the Seller Board Recommendation, (B) publicly approve or recommend, or publicly propose to approve or recommend, any Alternative Proposal, (C) following the date any Alternative Proposal or any material modification thereto is first made public or sent or given to the Seller Stockholders, fail to issue a press release reaffirming the Seller Board Recommendation, after a request to do so by the Purchaser, within the later of three business days after (I) the final proposed revisions submitted by Purchaser to Seller under clause (z) of this Section 5.1.5(b) or (II) notification from the Purchaser to the Seller that the Purchaser will not submit any further proposed revisions under clause (z) of this Section 5.1.5(b), or (D) fail to include the Seller Board Recommendation in the Proxy Statement when disseminated to the Seller Stockholders (any action described in the above clauses (i)(A), (i)(C) or (i)(D) being referred to as a “Change in Recommendation”) ; or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Seller to execute or enter into, any letter of intent, memorandum of understanding, asset purchase agreement, acquisition agreement, or other similar contract providing for or in connection with any Alternative Proposal.  Notwithstanding the foregoing, at any time prior to obtaining the Requisite Seller Stockholder Approval, the Seller Board may, subject to compliance with the other provisions of this Section 5.1.5, make a Change in Recommendation in response to a Superior Proposal that did not result from a violation of this Section 5.1.5 if the Seller Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that failure to make such a Change in Recommendation could reasonably be determined to be a violation of the Seller Board’s fiduciary duties; provided, however, that (1) the Seller Board shall not be entitled to exercise its right to make a Change in Recommendation pursuant to this sentence unless the Seller has: (w) complied in all material respects with this Section 5.1.5(b), (x) provided to the Purchaser four (4) Business Days prior written notice (such notice, a “Notice of Proposed Recommendation Change”) advising the Purchaser that the Seller Board intends to take such action and specifying the reasons therefor in reasonable detail, including summarizing the material terms and conditions of such Superior Proposal that is the basis of the proposed action and the identity of the Person or group of Persons making any such Superior Proposal and a copy of the Superior Proposal and any proposed acquisition agreements and financing commitments relating thereto (it being understood and agreed that any material amendment to the terms of any such Superior Proposal shall require a new Notice of Proposed Recommendation Change and an additional four (4) Business Day period), (y) if applicable, provide to the Purchaser all materials and information delivered or made available to the Person or group of persons making any Superior Proposal in connection with such Superior Proposal (to the extent not previously provided), and (z) the Seller has negotiated, and has caused its representatives to negotiate, in good faith with the Purchaser during such notice period, to the extent the Purchaser wishes to negotiate, to enable the Purchaser to propose revisions to the terms of this Agreement such that it would cause the Superior Proposal to no longer constitute a Superior Proposal and (2) the Seller Board shall not be entitled to make a Change in Recommendation in response to an Alternate Proposal unless such Alternate Proposal constitutes a Superior Proposal; provided further that the Seller shall not enter into any acquisition agreement related to a Superior Proposal unless this Agreement has been terminated in accordance with its terms. Notwithstanding any provision in this Agreement to the contrary, the Purchaser shall maintain, and cause its representatives to maintain, the confidentiality of all information received from the Seller pursuant to this Section 5.1.4, subject to the exceptions contained in the Confidentiality Agreement.  Notwithstanding anything to the contrary in this Agreement, nothing in Section 5.1.1, Section 5.1.2, Section 5.1.6 or Section 5.3.1, shall apply to or limit in any way the provisions of this Section 5.1.5 or the actions permitted to be taken under this Section 5.1.5.

(c)                                  “Superior Proposal” shall mean any bona fide Alternative Proposal (except that references to 25% within the definition of “Alternative Proposal” shall be replaced by 70%) made by a third party (other than a Seller Stockholder who is a party to a Voting Agreement or any of such Seller Stockholder’s Affiliates) on terms that the Seller Board determines, in its good faith judgment and after consulting with its financial advisors and outside legal counsel, and taken as a whole, including taking into account the financial, legal, regulatory and other aspects of the Alternative Proposal, (i) to be more favorable to the Seller Stockholders, from a financial point of view, than the Transaction (taking into account the Transaction and any revised proposal by the Purchaser to amend the terms of this Agreement made in accordance with Section 5.1.5(b)) and (ii) is reasonably likely to be consummated on the terms proposed (taking into account all financial, regulatory, financing, timing, conditionality, legal and other aspects of such proposal) and, if a cash transaction in whole or in part, has financing that is fully committed or reasonably determined to be available by the Seller Board.

5.1.6                     Updated Seller Disclosure Letter.  (a)  The Seller shall promptly disclose to the Purchaser in writing any information contained in its representations and warranties herein or the Seller Disclosure Letter which, because of an event occurring after the Execution Date, is incomplete or is no longer correct as of any time after the Execution Date until the Closing Date.  Except with respect to any such disclosure that constitutes a Material Adverse Effect (which shall be governed by Section 5.1.6(b) below), all such disclosures shall be deemed to automatically modify, amend and supplement the representations and warranties of the Seller contained herein and the Seller Disclosure Letter for the purposes of the closing conditions set forth in Section 6.1 hereof, but not for any purposes of Article X hereof.

(b)                                 If the Seller notifies the Purchaser under this Section 5.1.6(b) of an event that constitutes a Material Adverse Effect, then Buyer shall have the right to terminate this Agreement (such information contained in such notification, an “MAE Supplement”) .  If the Seller acknowledges in writing that Purchaser has the right under the preceding sentence to terminate this Agreement, but the Purchaser does not elect to, terminate this Agreement within ten (10) Business Days of its receipt of an MAE Supplement (provided that the Seller’s written acknowledgment of the Purchaser’s termination right was included in the MAE Supplement), then the Purchaser shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to those matters included in such MAE Supplement and shall be deemed to have irrevocably waived its right to indemnification under Article X with respect to such matters.

5.1.7                     Preservation of Business.  The Seller will use commercially reasonable efforts consistent with the prudent conduct of its business to preserve the Commercial Services Business, to preserve the present business relationships of the Commercial Services Business, and to preserve all of the confidential information and trade and business secrets of the Commercial Services Business.

5.1.8                     Financial Information. Within 15 days after the close of each month between the Execution Date and the Closing Date, the Seller shall furnish to the Purchaser the following: (i) a statement of revenue, (ii) an unaudited balance sheet, and (iii) a working capital statement of the Commercial Services Business, as at the close of such month.  Such financial statements referred to in this Section 5.1.8 shall be prepared on a consistent basis with the financial statements to be provided to Purchaser pursuant to Sections 2.1.4(a) and 3.14(a) hereof.

5.1.9                     Client Information.  The Seller shall promptly disclose to and notify the Purchaser in writing in the event that the Designated Client or any Non-Designated Client advises the Seller following the Execution Date that it is (x) terminating or considering terminating the handling of its business by the Seller (or the Purchaser following the Closing Date), in whole or in respect of any particular project or service, or (y) planning to reduce its future spending with the Seller (or the Purchaser following the Closing Date) in any material manner.

5.1.10              Lien Termination Agreements.  As promptly as practicable after the Execution Date, (i) the Seller shall obtain an executed payoff letter (including any applicable patent releases), by and between the Seller and SWK, pursuant to which SWK has agreed to release all Liens it may hold on the CSO Assets upon the closing of the transactions contemplated under this Agreement, which shall be in the form of Exhibit C hereto (such agreement, the “SWK Lien Termination Agreement”), and (ii) the Seller shall obtain a release and lien termination agreement (including any applicable patent releases), by and between the Seller and RedPath, pursuant to which RedPath will agree to release all Liens it may hold on the CSO Assets or any of the proceeds thereof upon the closing of the transactions contemplated under this Agreement (such agreement, the “RedPath Lien Termination Agreement” and, together with the SWK Lien Termination Agreement, the “Lien Termination Agreements”) (it being acknowledged and agreed that the failure to obtain either the SWK Lien Termination Agreement or the RedPath Lien Termination Agreement under this Section 5.1.10 by the Termination Date (as defined in Section 8.2(a)) will be deemed a breach of this Section 5.1.10 for purposes of Section 8.2(c) and 8.5(a).)

Section 5.2                                   Covenants of the Purchaser.  The Purchaser covenants and agrees with the Seller that, at all times from and after the Execution Date until the Closing, the Purchaser will comply with all covenants and provisions set forth below, except to the extent the Seller may otherwise consent in writing:

5.2.1                     Consents and Approvals.  The Purchaser shall use all commercially reasonable efforts to (x) obtain all necessary consents, waivers, authorizations and approvals of all Governmental and Regulatory Authorities and all other Persons (including any customers, vendors or landlords), if any, required by it in connection with the execution, delivery and performance by the Purchaser of this Agreement and (y) prepare and file all documents, if any, required to be submitted by the Purchaser to any Governmental and Regulatory Authorities in obtaining any consents, waivers, authorizations or approvals which may be required to be obtained by the Purchaser in connection with the transactions contemplated under this Agreement.

5.2.2                     Purchaser’s Proxy Statement Obligations.  Notwithstanding anything to the contrary in this Agreement, for the avoidance of doubt, the terms and provisions of Sections 5.1.3 and 5.1.5 applicable to the Purchaser shall constitute covenants of the Purchaser for all purposes under this Agreement.

Section 5.3                                   Mutual Covenants.  The Seller and the Purchaser mutually covenant and agree with each other that, at all times from and after the Execution Date until the Closing Date, they will comply with all covenants and provisions of this Section 5.3 applicable to each of them, respectively, except to the extent mutually agreed to in writing, as follows:

5.3.1                     Reasonable Efforts to Consummate Transaction.  Each of the Seller and the Purchaser will each use its commercially reasonable efforts consistent with the prudent conduct of its business and will fully cooperate with each other to consummate the Transaction.

5.3.2                     Public Announcements.  The parties will consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any public statement without the prior consent of the other parties, except as may be required by Law, and shall make any such press release or public statement in accordance with Section 5.3.2 herein.  Notwithstanding the foregoing, this provision shall not apply to the issuance by the Seller of the Proxy Statement or to the extent that the Seller, the Purchaser or Publicis is required to make any announcement relating to or arising out of this Agreement by virtue of applicable securities laws, including the securities laws of the United States or France and the rules and regulations promulgated thereunder, or the rules of any applicable stock exchange, or any other announcement by any party that is required pursuant to applicable law or regulation; provided if such public announcement is required, the parties shall consult with each other before issuing any press releases or otherwise making any public statements.

5.3.3                     Confidentiality.  Unless and until the Closing shall have occurred and except as may be required in connection with (i) any governmental filings contemplated under this Agreement, (ii) obtaining any necessary consents, waivers, authorizations and approvals (as described in Section 5.1.2 herein) or (iii) the Proxy Statement to be delivered to the Seller Stockholders, each of the parties shall, and shall cause, to the extent applicable, their respective employees, agents, attorneys, advisors, consultants and representatives to, maintain in strict confidence and not otherwise use or permit the use of information, documents, and data respecting any other party to this Agreement furnished to them, or to any Person on their behalf.  If this Agreement is terminated pursuant to Section 8.1 hereof or otherwise, each party shall (x) return to the other party or destroy all written information, documents, and data furnished to it or to any Person on its behalf, and (y) maintain in confidence all information received by it, or by any Person on its behalf, and shall not use or permit the use of such information by others except to the extent that such information is (A) previously known by the party receiving such information, (B) in the public domain (either prior to or after the furnishing of such information hereunder) through no fault of such receiving party, (C) later acquired by the receiving party from another source if such source is not under an obligation to another party hereto to keep such information confidential or (D) developed by employees or consultants of the receiving party without knowledge of the information of the disclosing party.

ARTICLE VI

CONDITIONS TO OBLIGATION BY THE PURCHASER

The obligation of the Purchaser at the Closing to effect the acquisition of the CSO Assets and assumption of the Assumed Liabilities on the Closing Date and to pay the Purchase Price as provided in Section 2.1 is subject to the fulfillment at the Closing of each of the following conditions (all of which, other than the obligations set forth in Section 6.3 may be waived in whole or in part by the Purchaser in its sole discretion):

Section 6.1                                   Representations and Warranties.  The representations and warranties made by the Seller in this Agreement, or in any Section of the Seller Disclosure Letter delivered pursuant hereto, that are qualified as to materiality shall be true and correct, and all other representations and warranties of the Seller in this Agreement, or in any Section of the Seller Disclosure Letter delivered pursuant hereto, that are not so qualified, shall be true and correct in all material respects on and as of the Closing Date (after taking into accounts the effects of actions contemplated by or permitted under this Agreement) with the same force and effect as though made on and as of the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date), and the Seller CEO will execute and deliver to the Purchaser a certificate dated as of the Closing Date, in the form of Exhibit D-1 (the “Section 6.1 Certificate”), to such effect.

Section 6.2                                   Compliance with this Agreement.  The Seller shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing.

Section 6.3                                   Seller Stockholder Approval.  The Seller shall have received the Requisite Seller Stockholder Approval to consummate the acquisition of the CSO Assets.

Section 6.4                                   Creditor Approvals.  The Seller shall have obtained the approval of SWK under the Seller Credit Agreement and RedPath and/or the RedPath Equityholder Representative, LLC under the RedPath Agreements to consummate the acquisition of the CSO Assets and the other transactions contemplated under this Agreement and an unconditional release of any and all liens filed on the CSO Assets, including but not limited to fully executed Lien Termination Agreements and related UCC-3 termination statements.

Section 6.5                                   Certified Resolutions; Good Standing Certificates.  The Seller shall have delivered to the Purchaser a certificate of the Secretary of the Seller, certifying as to: (a) a copy of the resolutions of the Seller Board, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; (b) a copy of the Seller’s Certificate of Incorporation, as in effect on the Closing Date; and (c) a copy of the Seller’s By-Laws.  In addition, the Seller shall have delivered to the Purchaser a certificate as of a recent date from the Secretary of State of the States of New Jersey and Delaware that the Seller is in good standing in such states.

Section 6.6                                   Required Approvals and Consents.  The Seller shall have obtained, and there shall not have been withdrawn or modified, the consents or approvals set forth on Section 6.6 of the Seller Disclosure Letter.  Each such consent or approval shall be in form reasonably satisfactory to counsel for the Purchaser.

Section 6.7                                   Transition Services Agreement. The Seller shall have executed and delivered the Transition Services Agreement, substantially in the form of Exhibit E (the “Transition Services Agreement”).

Section 6.8                                   Restrictive Covenant Agreement. The Seller shall have entered into the Restrictive Covenant Agreement with the Purchaser substantially in the form of Exhibit F (the “Restrictive Covenant Agreement”).

Section 6.9                                   General Assignment, Bill of Sale and Assumption Agreement.  The Seller shall have executed and delivered the General Assignment, Bill of Sale and Assumption Agreement, substantially in the form set forth as Exhibit G hereof (the “Assignment and Assumption Agreement”).

Section 6.10                            Trademark Assignment. The Seller shall have executed and delivered the Trademark Assignment, substantially in the form and to the effect of Exhibit H hereto (the “Trademark Assignment”).

Section 6.11                            Designated Client. The Designated Client shall not have (x) advised the Seller or the Purchaser that it will terminate or is considering terminating its CSO Client Contract for 2016 or (y) terminated its CSO Client Contract for 2016.  The Seller CEO will execute and deliver to the Purchaser a certificate dated as of the Closing Date, in the form of Exhibit D-2 (the “Section 6.11 Certificate”, and together with the Section 6.1 Certificate, the “Seller Officer Certificates”), to such effect.

Section 6.12                            Termination of Participation in 401(k) Plan. The Seller shall (i) in timely compliance with applicable Laws, make, or cause to be made, all contributions and pay any applicable premiums under each Plan that is intended to be a defined contribution plan qualified under Section 401(a) of the Code (collectively, the “Seller 401(k) Plan”) with respect to periods ending on or prior to the Closing Date (such that no additional contributions are due or required on or after the Closing Date) for the Affected Employees; and (ii) terminate the participation of the Affected Employees in the Seller 401(k) Plan as of the Closing Date.  The Seller shall provide evidence of the foregoing, if any, to the Purchaser.

Section 6.13                            Seller Health and Welfare Plans.   Immediately prior to the Closing Date, the Seller shall (i) make, or cause to be made, all payroll payments that are required to be made through the Closing Date; (ii) make, or cause to be made, all outstanding contributions and pay all premiums under each Plan, other than the Seller 401(k) Plan (such Plans excluding the Seller 401(k) Plan are collectively referred to herein as the “Seller Health and Welfare Plans”) ; and (iii) take or cause to be taken any actions that are necessary to pay all benefits due participants in the Seller Health and Welfare Plans.  For the avoidance of doubt, the Seller shall remain solely responsible for the satisfaction of all claims, costs, administrative expenses, losses, defense of claims and all other obligations that arise under the Seller Health and Welfare Plans with respect to the Affected Employees before the Closing Date, and with respect to all other employees before and after the Closing Date.  Notwithstanding anything herein to the contrary, (i) Seller shall obtain the necessary consent to allow the Affected Employees to continue participation in the Seller Health and Welfare Plans through December 31, 2015 and shall provide evidence of such continued participation to the Purchaser and (ii) Seller shall obtain the necessary consent to allow the Affected Employees to continue participation on the Seller’s payroll through December 31, 2015 and shall provide evidence of such continued participation to the Purchaser.

Section 6.14                            No Material Adverse Effect.  There shall not have occurred any Material Adverse Effect; provided it is understood that for purposes of this Section 6.14 a Material Adverse Effect will not be deemed to have occurred if one or more clients of the Commercial Services Business first advise the Seller or the Purchaser during the period between the Execution Date and the Closing that (x) the consummation of the Transaction contemplated under this Agreement may materially and adversely impact such client’s commercial relationship with the Transferred Business, (y) it is either terminating or considering terminating the handling of its business by the Transferred Business, in whole or in respect of any particular project or service, or (z) planning to reduce its future spending with the Transferred Business in any material manner.

Section 6.15                            FIRPTA Certificate. The Seller shall deliver a certificate, in form and substance as prescribed by Treasury Regulations Section 1.1445-2(b)(2) and reasonably acceptable to the Purchaser, stating that the Seller is not a foreign person as such term is defined in the Code and the Treasury Regulations promulgated thereunder.

ARTICLE VII

CONDITIONS TO OBLIGATIONS BY THE SELLER

The obligation of the Seller to sell and transfer the CSO Assets as provided in Section 1.1 and to consummate each of other transactions contemplated by this Agreement is subject to the fulfillment at the Closing of each of the following conditions (all of which, other than the obligations set forth in Section 7.3 may be waived in whole or in part by the Seller in its sole discretion):

Section 7.1                                   Representations and Warranties.  The representations and warranties made by the Purchaser in this Agreement that are qualified as to materiality shall be true and correct, and all other representations and warranties of the Purchaser in this Agreement that are not so qualified, shall be true and correct in all material respects on and as of the Closing Date (after taking into accounts the effects of actions contemplated by or permitted under this Agreement) with the same force and effect as though made on and as of the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date), and an officer of the Purchaser will execute and deliver to the Seller a certificate, dated as of the Closing Date, in the form of Exhibit I (the “Purchaser Officer Certificate”), to such effect.

Section 7.2                                   Compliance with this Agreement.  The Purchaser shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing.

Section 7.3                                   Seller Stockholder Approval.  The Seller shall have received the Requisite Seller Stockholder Approval.

Section 7.4                                   Certified Resolutions.  The Purchaser shall have delivered to the Seller a copy of the resolutions of the Board of Directors of the Purchaser, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, certified by the Secretary of the Purchaser.

Section 7.5                                   Transition Services Agreement. The Purchaser shall have executed and delivered the Transition Services Agreement referred to in Section 6.7.

Section 7.6                                   Assignment and Assumption Agreement.  The Purchaser shall have executed and delivered the Assignment and Assumption Agreements referred to in Section 6.9.

ARTICLE VIII

TERMINATION

Section 8.1                                   Termination by Mutual Consent.  This Agreement may be terminated and the Purchaser’s purchase of the CSO Assets may be abandoned at any time prior to the Closing by the mutual written consent of both the Purchaser and the Seller.

Section 8.2                                   Termination by the Purchaser.  This Agreement may be terminated and the Purchaser’s purchase of the CSO Assets may be abandoned at any time prior to the Closing by the Purchaser if:

(a) the Closing shall not have been consummated by January 31, 2016 (the “Termination Date”); provided, however, that the Purchaser shall not have the right to terminate this Agreement under this Section 8.2(a) if the Purchaser has breached, in any material respect, its obligations under this Agreement in any manner that shall have caused or proximately contributed to the failure to consummate the transactions contemplated by this Agreement by such date;

(b) any court of competent jurisdiction or Governmental or Regulatory Authority shall have issued any Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) there has been a breach in any material respect by the Seller of any representation, warranty, covenant or agreement contained in this Agreement which breach (i) cannot be or has not been cured within ten (10) Business Days after the giving of written notice of such breach to the Seller and (ii) has not been waived by the Purchaser pursuant to the provisions hereof; provided, however, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.2(c) unless the breach of representation, warranty, covenant or agreement, together with all other such breaches, would entitle the Purchaser not to consummate the Transaction under Sections 6.1 or 6.2 hereof;

(d) the conditions to the Purchaser’s obligation to close set forth in Article VI shall become incapable of being satisfied by the close of business on the Termination Date;

(e) the Seller Board has not made a Change in Recommendation and does not obtain the Seller Stockholder Approval at the Seller Stockholder Meeting; or

(f) upon written notice to the Seller, in the event that a Change in Recommendation has occurred.

Section 8.3                                   Termination by the Seller.  This Agreement may be terminated and the Seller’s sale of the CSO Assets to the Purchaser may be abandoned at any time prior to the Closing by the Seller if:

(a) the Closing shall not have been consummated by the Termination Date; provided, however, that the Seller shall not have the right to terminate this Agreement under this Section 8.3(a) if the Seller has breached, in any material respect, its obligations under this Agreement in any manner that shall have caused or proximately contributed to the failure to consummate the transactions contemplated by this Agreement by such date;

(b) any court of competent jurisdiction or Governmental or Regulatory Authority shall have issued any Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) there has been a breach in any material respect by the Purchaser of any representation, warranty, covenant or agreement contained in this Agreement which breach (i) cannot be or has not been cured within ten (10) Business Days after the giving of written notice of such breach to the Purchaser and (ii) has not been waived by the Seller pursuant to the provisions hereof; provided, however, that the Seller shall not have the right to terminate this Agreement pursuant to this Section 8.3(c) unless the breach of representation, warranty, covenant or agreement, together with all other such breaches, would entitle the Seller not to consummate the Transaction under Sections 7.1 or 7.2 hereof;

(d) the conditions to the Seller’s obligation to close set forth in Article VII (other than Section 7.3) shall become incapable of being satisfied by the close of business on the Termination Date; or

(e) the Seller does not obtain the Seller Stockholder Approval at the Seller Stockholders Meeting; provided that termination by the Seller under this Section 8.3(e) shall not be permitted until the third Business Day following such failure to obtain such Seller Stockholder Approval.

Section 8.4                                   Effect of Termination.  If this Agreement is terminated as provided in Sections 8.1 8.2 or 8.3 hereof, then except for the provisions of Sections 5.3.2, 5.3.3, 11.1 and 11.9, which shall survive such termination, and as otherwise provided in this Section 8.4, this Agreement shall forthwith become void and, subject to Section 8.5, there shall be no liability on the part of any party hereto or its respective officers or directors arising from the act of such permitted termination.  Notwithstanding the foregoing, nothing in this Section 8.4 shall relieve any party from liability in the event of a non-permitted termination or from any breach of any of the provisions of this Agreement occurring prior to the Termination Date.

Section 8.5                                   Termination Fee.

(a) If, but only if, this Agreement is terminated by the Purchaser under (i) Section 8.2(f), (ii) Section 8.2(c) solely in the case of a breach of Section 5.1.3(c), Section 5.1.5 or Section 5.1.10, or (iii) Section 8.2(e) and (with respect to this clause (iii) only) the Seller consummates an Alternative Proposal within six months of such termination, the Seller shall pay to the Purchaser the Termination Fee (as defined below) within five (5) Business Days after the Purchaser’s demand therefor, by wire transfer of immediately available funds to an account specified by the Purchaser in the Purchaser’s notice of such demand.  For purposes of this Section 8.5, “Termination Fee” shall mean an amount equal to the sum of (i) 3.5% of the Initial Downpayment (which, for the avoidance of doubt, will be equal to 3.5% of the Fixed Downpayment prior to the Triggering Event), plus (ii) an amount equal to all of the reasonable and documented out-of-pocket expenses incurred by the Purchaser and its Affiliates in connection with its due diligence investigation of the Commercial Services Business and the preparation, negotiation and execution of this Agreement and each of the other agreements and documents referred to herein.  Any termination of this Agreement by the Purchaser for a reason contemplated by this Section 8.5(a) is referred to herein as a “Covered Termination.”

(b) The Purchaser acknowledges and agrees on behalf of itself and its Affiliates that, notwithstanding anything herein to the contrary, if and only if a Covered Termination occurs, the Purchaser’s right to receive the Termination Fee specified in Section 8.5(a), if any, shall constitute the sole and exclusive monetary remedy under this Agreement in the circumstances in which such Termination Fee is payable to the Purchaser, and the Purchaser’s receipt of such Termination Fee shall be deemed to be liquidated damages (and not a penalty) for any and all Losses suffered or incurred by the Purchaser, any of its Affiliates and any other Person in connection with any such termination of this Agreement.  In the event the Purchaser has the right to terminate this Agreement under circumstances identified in subclause (ii) of Section 8.5(a) but elects not to terminate the Agreement, then the Purchaser shall have the right to pursue any remedies against the Seller that it may otherwise have under this Agreement, including, without limitation, under Section 10.2(b) hereof.

Section 8.6                                   Waiver.  At any time before the Closing Date, the Seller and the Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any waiver must be set forth in an instrument in writing signed by all parties.

ARTICLE IX

OTHER AGREEMENTS

Section 9.1                                   Management and Operation of the Transferred Business.

9.1.1                     Business Conduct Policies.  The parties acknowledge and agree that the Transferred Business shall be managed and conducted as part of the Purchaser (i) in strict compliance with the PCPs; (ii) in a manner consistent with the Purchaser’s, PHCG’s and Publicis’ business policies, operating models, principles, values, ethical standards, as well as in compliance with all internal rules and regulations and applicable Laws and Orders; (iii) in a manner consistent with the good business practices and long-term objectives of the Purchaser, PHCG and Publicis; (iv) with a view to ensure the protection of the goodwill and increasing the profile of the Publicis Groupe Company names, logos, brands and trademarks, locally and throughout the world; and (v) in accordance with and subject to, and so as to abide by, all applicable client conflict-of-interest policies of the Purchaser, PHCG and Publicis and their respective major clients.

9.1.2                     Management of the Transferred Business.  The Transferred Business shall be managed under the direction of the Board of Directors of the Purchaser, which shall be comprised of representatives selected by Publicis (the “Purchaser Board”).

9.1.3                     Separation of Employment and Purchase Price Obligations.  The parties hereto understand and agree that all of the employees of the Transferred Business, including, without limitation, any Affected Employee who becomes an employee of the Purchaser upon the consummation of the Transaction, may be terminated with or without “cause”.  Accordingly, each of the parties hereto agrees that if any employee ceases to be an employee of the Purchaser for any reason and at any time during the Integration Period, no party to this Agreement shall have the right to make a claim that such cessation of employment (a) constitutes a breach by the Seller or the Purchaser of this Agreement, (b) resulted in an adverse effect on the Purchase Price hereunder forming the basis for a claim against the Purchaser or any of its Affiliates, or (c) constitutes an event forming the basis for such party to dispute any calculation required to be made pursuant to the accounting procedures set forth in Section 2.3 hereof.  In the event any Affected Employee ceases to be employed by the Purchaser, regardless of the reason therefor, such cessation of employment shall not affect the rights of the Seller to receive the Purchase Price payments under this Agreement.

9.1.4                     Restricted Activities.  During the Integration Period, the Purchaser agrees that it will not take any of the following actions without the prior written the consent of the Seller, other than in connection with a Publicis Internal Transfer (as defined below): (i) any sale, lease or disposition of all or any material part of the assets or business of the Purchaser, including the Transferred Business, other than in the ordinary course of business; or (ii) the merger, consolidation or amalgamation of the Purchaser with and into another Person or of another Person with and into the Purchaser.  For purposes of this Agreement, a “Publicis Internal Transfer” shall mean the transfer of all of the shares of capital stock of the Purchaser or all or substantially of the assets of the Purchaser and/or the Transferred Business, including by way of merger, with or into another Publicis Groupe Company.

9.1.5                     Efforts Regarding the Top-Up Payment.  The parties acknowledge that the Top-Up Payment constitutes an important part of the aggregate consideration to be paid to the Seller under this Agreement.  Accordingly, subject to the other provisions of this Section 9.1, the Purchaser agrees that it will manage the Covered Clients’ accounts during the Integration Period in good faith and in a manner that is generally consistent with the management of the Purchaser’s other client relationships, taking into account, among other factors, the projected revenue and anticipated profit margin of the applicable client account.  Moreover, the parties acknowledge that the budget and capital expenditure plan of the Transferred Business will be determined by the Purchaser’s Board in a manner consistent with other similarly situated operating companies of

Publicis (without taking into account the potential Top-Up Payment to the Seller hereunder) and will be based on, among other factors, the projected Personnel Cost Ratio (as defined in PCPs) and operating income margin of the Transferred Business.  The Seller acknowledges that there is no assurance that the Seller will receive any Top-Up Payment, and the Purchaser has not promised or projected any Top-Up Payment.

Section 9.2                                   Tax Matters.

9.2.1                     Allocation of Purchase Price.  The Seller and the Purchaser agree that the sum of (A) the Purchase Price payments, plus (B) the Assumed Liabilities to the extent treated as consideration for federal tax purposes (the “Assumed Liabilities”, and together with the Purchase Price Payments are collectively referred to herein as the “Adjusted Consideration”), is being paid by the Purchaser solely in exchange for the CSO Assets.  The Seller and the Purchaser agree that the Adjusted Consideration shall be allocated to, and the payments deemed paid for, the CSO Assets based on the rules of Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

9.2.2                     Allocation Schedule.  Not later than ninety (90) days after the Closing Date, the Seller shall provide the Purchaser with a draft allocation of the Adjusted Consideration among the CSO Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation Schedule”).  The Allocation Schedule will set forth an allocation among the classes of assets as prescribed by Section 1060, but will not provide a breakdown in each class to specific assets.  The Purchaser shall notify the Seller in writing within thirty (30) days after receipt of such Allocation Schedule of any items in the Allocation Schedule to which it objects. If Purchaser does not timely notify Seller of any objections, the Allocation Schedule provided by the Seller shall be final.  If the Purchaser timely delivers notification of objections, the Purchaser and the Seller shall negotiate in good faith to resolve such objections. If no agreement is reached within thirty days of the receipt of the Purchaser’s objections, the items of objection shall be submitted for resolution in the manner provided in Section 2.3.1(b).  The costs of such accounting firm shall be borne equally by the Purchaser and the Seller.  The Seller and the Purchaser agree that they shall report the allocation of the Adjusted Consideration in a manner entirely consistent with this Section 9.2 in all Tax returns and forms (including without limitation, their respective income Tax returns for the year in which the Closing Date occurs and the Form 8594 filed with the Seller’s and the Purchaser’s respective federal income tax returns with respect to the Transaction).  The Seller and the Purchaser shall each deliver to the other a copy of the Form 8594 it files with its respective federal income tax return.  The parties agree that this Allocation Schedule may need to be amended to reflect adjustments to the Purchase Price made pursuant to this Agreement including Section 2.12.

9.2.3                     Tax Cooperation.  The Purchaser and the Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax returns relating to the operations of the Seller and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The parties agree

(A) to retain all books and records with respect to Tax matters pertinent to the Commercial Services Business relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the party in possession of such books and records shall, at the record-holder’s option, either (x) allow the other party to take possession of such books and records, or (y) continue such retention.

9.2.4         Tax Returns and Tax Allocation.  (a) The Seller shall prepare or cause to be prepared and file or cause to be filed all Tax returns for the Seller.  For the purposes of this Section 9.2.4(a), with respect to any Tax period beginning before the Closing Date and ending after the Closing Date, (x) in the case of any Taxes (to the extent relating to the operation and ownership of the CSO Assets) that are imposed on a periodic basis other than Taxes based upon or related to income or receipts and are payable for a Taxable period that includes (but does not end on) the Closing Date, the portion of such Tax allocable to the portion of such Taxable period constituting a Pre-Closing Tax Period (as defined below) shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Taxable period (such fraction for any such straddle period being the “Straddle Period Division”) and (y) in the case of any Tax based upon or related to income or receipts (including, without limitation, sales Tax and income Tax)(to the extent relating to the operation and ownership of the CSO Assets), the portion of such Tax allocable to the Pre-Closing Tax Period shall be deemed equal to the amount which would be payable if the relevant Taxable period consisted of the Pre-Closing Tax Period ending on the close of the Closing Date.  A “Pre-Closing Tax Period” shall be any Tax period ending on or prior to the close of the Closing Date and, in the case of a Tax period commencing before and ending after the Closing Date, shall be the part of such Tax period through the end of the Closing Date.  Taxes not relating to the CSO Assets shall be the responsibility of the Seller.

(b) Any Taxes allocable under Section 9.2.4(a) to a Pre-Closing Tax Period, plus any Taxes of the Seller other than Taxes relating to the CSO Assets, shall be the responsibility of the Seller; and any Taxes allocable under Section 9.2.4(a) to the period or part-period commencing on the day after the Closing Date, if relating to any CSO Asset shall be the responsibility of the Purchaser. All income taxes related to the Commercial Services Business for periods beginning on the day after the Closing Date shall be the responsibility of the Purchaser.

9.2.5         Transfer Taxes.  The Seller and the Purchaser shall each be liable for one-half of any real property transfer or gains, sales, use, transfer, value added, stock transfer, and/or stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the Transaction.  The Seller, after review and consent by the Purchaser, shall file such applications and documents as shall permit any such Tax to be assessed and paid in accordance with any available filing procedure.  The Purchaser shall execute and deliver all instruments and certificates reasonably necessary to enable the Seller to comply with foregoing.

Section 9.3                                   Employee Matters.

9.3.1                     Affected Employees.

(a)                                 On the Closing Date, the Purchaser shall offer employment to (i) all of the employees of the Seller who have any material responsibility for the conduct of the Commercial Services Business (other than the ERT Business) located at Corporate Headquarters who are listed on Section 9.3.1(a)(i) of the Seller Disclosure Letter (the “Designated Administrative Employees”)  and (ii) all of the employees of the Seller who perform sales functions for the Commercial Services Business (other than the ERT Business), who are listed on Section 9.3.1(a)(ii) of the Seller Disclosure Letter (the “Non-ERT Sales Employees”) .  Such Non-ERT Sales Employees and Designated Administrative Employees who accept such offers of employment (collectively, the “Affected Employees”) will be, for at least twelve (12) months following the Closing Date, employed by the Purchaser with substantially the same per annum base salaries or base hourly rates of pay under which such Affected Employees were employed by the Seller immediately prior to the Closing Date.  Notwithstanding the foregoing, nothing contained herein shall be deemed to create an employment contract between the Purchaser and/or any of its Affiliates and any such Affected Employee or otherwise restrict the Purchaser’s and/or any of their Affiliates’ ability to alter the terms and conditions of employment as it relates to any such Affected Employee.  The Affected Employees shall be subject to all rules, regulations, requirements and policies applicable to all new hires of the Purchaser (except as otherwise provided in this Section 9.3.1), and any Affected Employee who may be subsequently terminated will be entitled to severance benefits in accordance with the Purchaser’s policy as then applicable, except to the extent that written agreements with such Affected Employees that are assumed by the Purchaser or subsequently entered into provide otherwise.  Notwithstanding anything to the contrary contained in this Agreement, the Affected Employees shall be employees at will (unless a written employment agreement to the contrary has been entered into with such Affected Employee or expressly assumed by the Purchaser) and nothing express or implied in this Agreement will obligate the Purchaser or any Affiliate to provide continued employment to any such Affected Employee for any specific period of time following the Closing Date.  As set forth in Section 1.2 hereof, neither the Purchaser nor any Affiliate is assuming any Seller Equity Plan or any other Plans of the Seller.  The Purchaser shall have the right to adopt such benefit plans and provide such employee benefits as are determined from time to time by the Purchaser.  For notices and payments related to events occurring on or prior to the Closing Date, the Seller and its ERISA Affiliates shall be responsible for any notices required to be given to employees of the Seller pursuant to the Workers Adjustment and Retraining Notification Act, Health Insurance Portability and Accountability Act, Section 4980B of the Code and/or Section 402(f) of the Code, and for any payments or benefits required pursuant to such laws or on account of violations of any requirements of such laws.  Nothing contained in this Agreement shall entitle an Affected Employee to participate or become enrolled in any employee benefit plan maintained or sponsored by the Purchaser or any other Publicis Groupe Company.  For the avoidance of doubt, the Purchaser shall have no liability with respect to any Retained Employee.  The Seller shall retain all liability for all Retained Employees, including but not limited to any liability relating to employment, labor, wages and hours, withholding, social security, termination, notice upon termination, worker classification, discrimination, retaliation, immigration, payroll, bonus payments, commission payments, vacation, sick leave, workers’ compensation, unemployment benefits, severance benefits, stock option, equity-based or profit-sharing plans, COBRA, health care plans, post-retirement benefits or any liability under any applicable law or other employee plan, program or arrangement maintained or contributed to by Seller or such Retained Employee, whether such liability is incurred prior to, on, or after the Closing Date.

(b)                                 If the Triggering Event occurs, (i) the Purchaser shall also offer, on the Closing Date, employment to (x) all of the employees of the Seller who have any material responsibility for the conduct of the ERT Business located at Corporate Headquarters, each of whom are listed on Section 9.3.1(b)(i)(x) of the Seller Disclosure Letter (the “ERT Administrative Employees”)  and (y) all of the employees of the Seller who perform sales functions for the ERT Business, each of whom are listed on Section 9.3.1(b)(i)(y) of the Seller Disclosure Letter (the “ERT Sales Employees” and together with the ERT Administrative Employees, the “ERT Employees”), and (ii) such ERT Employees shall be included as Affected Employees for purposes of this Agreement.

9.3.2                     Service Credit.  To the extent that any plan, program, practice, policy, arrangement or agreement providing benefits to an Affected Employee takes into account a participant’s service with the Purchaser, the Purchaser shall use commercially reasonable efforts to cause the applicable plan or arrangement (unless specifically prohibited by the terms of the applicable plan or arrangement) to treat the Affected Employee’s whole and partial years of service with the Seller prior to the Closing Date as service with the Purchaser solely for the purposes of determining eligibility or vesting under the applicable plan or arrangement and for the purposes of determining level of benefit and/or accrual under any vacation or paid time off plans, or any severance plans or similar arrangements (other than with respect to service credit for any retiree medical benefits, equity-related compensation plans or similar arrangements and for purposes of benefit accrual under any defined benefit plans).

9.3.3                     COBRA. The Purchaser shall comply with the requirements of COBRA with respect to the Affected Employees (and their spouses and qualified dependents) for whom a qualifying event occurs after the Closing Date.  The Seller shall retain all obligations to comply with the requirements of COBRA with respect to the Seller employees (and their spouses and qualified dependents) who are not Affected Employees.  The Seller and its ERISA Affiliates, and not the Purchaser, shall retain all obligations to provide notices and coverage to employees and former employees of the Seller and the ERISA Affiliates who are “M&A qualified beneficiaries” as described in Treasury Regulation Section 54.49808-9, Q&A-4, and their eligible dependents, in respect of health insurance under COBRA, the Health Insurance Portability and Accountability Act of 1996, as amended, and applicable state Laws, except that the Purchaser shall be responsible for providing such notices and coverage to Affected Employees and their eligible dependents who terminate employment with Purchaser and its Affiliates after the Closing and are entitled to such coverage.  The Seller and its ERISA Affiliates will continue to maintain one or more group health plans for as long as necessary in order to be able to fulfill its health care continuation coverage obligations under this Section 9.3.3.  The Seller shall provide written notice to the Purchaser if, within 36 months following Closing, the Seller and its ERISA Affiliates cease to maintain any group health care plan.

9.3.4                     No Third Party Beneficiaries; No Plan Amendment.  Nothing in this Section 9.3 shall create any third party beneficiary right in any Person other than the parties to this Agreement, including any current or former employees of the Seller, any participant in any Plan, or any dependent or beneficiary thereof; nor shall any provision of this Agreement be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise to limit the right of the Seller or the Purchaser to amend, modify or terminate any such employee benefit plan.  Nothing in this Section 9.3 shall create any right to continued employment with the Seller, the Purchaser or any of their respective Affiliates.

9.3.5                     Paid Time Off.  Notwithstanding anything to the contrary contained in this Section 9.3, the Purchaser hereby agrees to credit each Affected Employee with their applicable portion of the Assumed Accrued PTO.  Such Assumed Accrued PTO shall be subject to the rules, regulations and requirements of the Purchaser’s PTO Plan.

Section 9.4                                   Change of Name.  At or promptly following the Closing, the Seller and each Seller Subsidiary (to the extent applicable) shall execute appropriate documents to change its corporate name (and any assumed names) to a name dissimilar to “PDI” and promptly thereafter shall file any necessary documents to the effect such name change with the Secretary of State of the State of Delaware and all other appropriate authorities in all jurisdictions in which the Seller or such Seller Subsidiary is qualified to do business.  From and after the Closing, the Seller will not use the name “PDI” or any similar name in connection with any business.  The parties agree that from and after the Closing, the Transferred Business may be rebranded, at the Purchaser’s option, under “Publicis Touchpoint Solutions Company” or any other commercial name that it elects.

Section 9.5                                   Reimbursement of Accounts Receivable.  During the period beginning on the Closing Date and ending on the first anniversary thereof, the Purchaser will pay the Seller any amounts of Uncollected Closing Date Receivables that are actually collected by the Purchaser following the Closing, to the extent such amounts were excluded from the calculation of Closing Working Capital in accordance with Section 2.2.2. Any payments that are required to be paid under this Section 9.5 shall be paid within thirty (30) Business Days after the completion of each calendar quarter based upon the aggregate amounts of Uncollected Closing Date Receivables that are actually collected by the Purchaser during the preceding calendar quarter.  Nothing in this Section 9.5 shall be deemed to be an obligation of the Purchaser to collect, or guaranty or ensure collection of, such accounts receivables, or to take any action or commence any proceeding to affirmatively collect such accounts receivable, including to retain counsel or collection agent.

Section 9.6                                   Attorney Communications.   The Purchaser acknowledges and agrees that Pepper Hamilton LLP (“Pepper Hamilton”)  has been providing legal advice to the Seller in connection with the transactions contemplated hereby and in such capacity Pepper Hamilton has obtained confidential information of the Seller.  Such confidential information includes all communications, whether written or electronic, between Pepper Hamilton, on the one hand, and the Seller, on the other hand, relating to the transactions contemplated hereby and any files, attorney notes, drafts or other documents directly relating to this Agreement which predate or are dated on the Closing Date (collectively, the “Excluded Attorney Work Product”).   In any lawsuit or proceeding concerning this Agreement or the Transaction, the Purchaser, on behalf of itself and any Purchaser Indemnified Party, waives the right to (i) present any Excluded Attorney Work Product as evidence in any lawsuit or proceeding relating to this Agreement or the transactions contemplated hereby, and (ii) access any Excluded Attorney Work Product.

ARTICLE X

SURVIVAL; INDEMNITY

Section 10.1                            Survival.  Notwithstanding any right of any party hereto fully to investigate the affairs of any other party, and notwithstanding any knowledge of facts determined or determinable pursuant to such investigation or right of investigation, each party hereto shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other parties contained in this Agreement and the Seller Disclosure Letter hereto furnished by any other party pursuant to this Agreement, or in any certificate delivered at the Closing by any other party.  Subject to the limitations set forth in Section 10.6, the respective representations, warranties, covenants and agreements of the Seller and the Purchaser contained in this Agreement shall survive the Closing.

Section 10.2                            Obligation of the Seller to Indemnify.  Subject to the limitations set forth in Section 10.6.1 below, the Seller hereby agrees to indemnify the Purchaser and its Affiliates, and their respective shareholders, officers, directors, employees, agents, representatives and successors, permitted assignees of the Purchaser (individually, a “Purchaser Indemnified Party” and collectively, the “Purchaser Indemnified Parties”) against, and to protect, save and keep harmless the Purchaser Indemnified Parties from, and to pay on behalf of or reimburse the Purchaser Indemnified Parties as and when incurred for, any and all liabilities, obligations, losses, damages, penalties, demands, claims, actions, suits, judgments, settlements, penalties, interest, out-of-pocket costs, expenses and disbursements (including reasonable costs of investigation, and reasonable attorneys’, accountants’ and expert witnesses’ fees) of whatever kind and nature (collectively, “Losses”) that are imposed on or incurred by any Purchaser Indemnified Party as a consequence of, in connection with, incident to, resulting from or arising out of: (a) any misrepresentation, inaccuracy or breach of any warranty or representation of the Seller contained in Article III hereof (including the corresponding Sections of the Seller Disclosure Letter) or in any other Transaction Document, including, without limitation, the Seller Officer Certificates; provided that for purposes of determining any inaccuracy in or breach of a representation or warranty for purposes of indemnification under this Section 10.2(a), the representations and warranties set forth in Sections 3.3.1(b), 3.6, 3.7.1, 3.10 and 3.13.1 hereof shall be construed as if they were not qualified by the terms “material” or “materiality”; (b) any breach or failure by the Seller to comply with, perform or discharge any obligation, agreement or covenant of the Seller in this Agreement; (c) any liability or obligation or any assertion against any Purchaser Indemnified Party based on, or arising out of or relating to, directly or indirectly, any Excluded Asset, any Retained Liability or other liability arising out of the conduct of the Commercial Services Business prior to the Closing; (d) any litigation or claim disclosed on Section 3.8 of the Seller Disclosure Letter to this Agreement; and (e) any liability or obligation arising out of or relating to (x) the classification of any individual performing services for the Seller prior to the Closing as an independent contractor, freelancer, consultant or in any other capacity other than as an employee, or (y) the misclassification of an employee of the Seller as an “exempt” employee under the federal Fair Labor Standards Act and/or any other applicable federal, state or local law or regulation relating to wages or hours; provided, however, that the Seller shall not be liable for any misclassification by the Purchaser of an Affected Employee following the Closing.

Section 10.3                            Obligation of the Purchaser to Indemnify.  Subject to the limitations set forth in Section 10.6.2 below, the Purchaser hereby agrees to indemnify the Seller and its Affiliates, and their respective shareholders, officers, directors, employees, agents, representatives, successors and permitted assignees (individually, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) against, and to protect, save and keep harmless the Seller Indemnified Parties from and to pay on behalf of or reimburse the Seller Indemnified Parties as and when incurred for any and all Losses that are imposed on or incurred by any Seller Indemnified Party as a consequence of, in connection with, incident to, resulting from or arising out of: (a) any misrepresentation, inaccuracy or breach of any warranty or representation of the Purchaser contained in Article IV hereof or in any other Transaction Document (b) any breach or failure by the Purchaser to comply with, perform or discharge any obligation, agreement or covenant of the Purchaser in this Agreement; or (c) any liability or obligation or any assertion against any Seller Indemnified Party based on, arising out of or relating to any Assumed Liability.

Section 10.4                            Indemnification Procedures.

10.4.1              Non-Third-Party Claims.

(a)                                 In the event that any Person entitled to indemnification under this Agreement (an “Indemnified Party”) asserts a claim for indemnification which does not involve a Third Party Claim (as defined in Section 10.4.2) (a “Non-Third Party Claim”), against which a Person is required to provide indemnification under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice to the Indemnifying Party (the “Non-Third Party Claim Notice”), which Non-Third Party Claim Notice shall (i) describe the claim in reasonable detail, and (ii) indicate the amount (estimated, if necessary, and to the extent feasible) of the Losses that have been or may be suffered by the Indemnified Party.

(b)                                 The Indemnifying Party may acknowledge and agree by written notice (the “Non-Third Party Acknowledgement of Liability”) to the Indemnified Party to satisfy the Non-Third Party Claim within 30 days of receipt of the Non-Third Party Claim Notice.  In the event that the Indemnifying Party disputes the Non-Third Party Claim, the Indemnifying Party shall provide written notice of such dispute (the “Non-Third Party Dispute Notice”) to the Indemnified Party within 30 days of receipt of the Non-Third Party Claim Notice (the “Non-Third Party Dispute Period”), setting forth a reasonable basis of such dispute.  In the event that the Indemnifying Party shall fail to deliver the Non-Third Party Acknowledgement of Liability or Non-Third Party Dispute Notice within the Non-Third Party Dispute Period, the Indemnifying Party shall be deemed to have acknowledged and agreed to pay the Non-Third Party Claim in full and to have waived any right to dispute the Non-Third Party Claim.  If the Indemnifying Party has acknowledged and agreed to pay any Non-Third Party Claim pursuant to this Section 10.4.1, or if any dispute under this Section 10.4.1 has been finally resolved in favor of indemnification by a court or other tribunal of competent jurisdiction, subject to the provisions of Section 10.6.1, the Indemnifying Party shall pay the amount of such Non-Third Party Claim to the Indemnified

Party within 30 days of the date of acknowledgement or resolution, as the case may be, to such account and in such manner as is designated in writing by the Indemnified Party.

10.4.2              Third Party Claims.  In the event that any Indemnified Party receives notice of the assertion of any claim or of the commencement of any action or proceeding by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third Party Claim”) against such Indemnified Party, regarding which an Indemnifying Party is required to provide indemnification under this Agreement, the Indemnified Party shall give written notice together with a statement of any available information (other than privileged information) regarding such claim to the Indemnifying Party within 30 days after learning of such claim (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to such claim).  The Indemnifying Party shall notify the Indemnified Party in writing within 30 days after receipt from the Indemnified Party of notice of such claim, whether it is (i) assuming responsibility for (subject to the limitations contained in this Article X) the Third Party Claim (in which case the Indemnifying Party shall specify the counsel it will appoint to defend such claim (“Defense Counsel”) and electing to conduct, at its sole expense, the defense against such claim in its own name, or, if necessary, in the name of the Indemnified Party) (a “Defense Notice”), or (ii) disputing the claim for indemnification against it (a “Dispute Notice”); provided, however, in the case that the Indemnifying Party delivers a Defense Notice, the Indemnified Party shall have the right to approve the Defense Counsel, which approval shall not be unreasonably withheld or delayed.  In the event the Indemnifying Party and the Indemnified Party cannot agree upon such counsel within 10 days after the Defense Notice is provided, then the Indemnifying Party shall propose an alternate Defense Counsel, which shall be subject again to the Indemnified Party’s approval which approval shall not be unreasonably withheld or delayed.  If the parties still fail to agree on the Defense Counsel, then, at such time, they shall mutually agree in good faith on a procedure to determine the Defense Counsel.

(a)                                 In the event that the Indemnifying Party either (i) timely delivers a Dispute Notice, or (ii) fails to give either a Defense Notice or a Dispute Notice within the 30 day period set forth above, then the Indemnified Party shall have the right to fully conduct the defense and to compromise and settle such Third Party Claim, without notice to, or the prior consent of, the Indemnifying Party.  In addition, if it is determined by a court or other tribunal of competent jurisdiction or by mutual agreement of the Indemnified Party and Indemnifying Party that the Indemnifying Party was responsible to indemnify for such Third Party Claim, then, subject to the provisions of Section 10.6 hereof, the Indemnifying Party shall within 15 Business Days of the date of such resolution or agreement, pay to the Indemnified Party all Losses paid or incurred by the Indemnified Party in connection with such Third Party Claim including, without limitation, the costs the Indemnified Party incurred conducting the defense of such Third Party Claim.

(b)                                 In the event that the Indemnifying Party timely delivers a Defense Notice and thereby elects to conduct the defense of the subject Third Party Claim, the Indemnifying Party shall be entitled to have the exclusive control over the defense and settlement of the subject Third Party Claim (for so long as it continues to actively defend such Third Party Claim) and the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as the Indemnifying

Party or its counsel may reasonably request, all at the expense of the Indemnifying Party.  The Indemnifying Party shall keep the Indemnified Party reasonably informed of the progress of the defense or settlement of the Third Party Claim and, upon request, shall promptly provide the Indemnified Party with copies of material communications (written or otherwise) in relation to the defense or settlement of the Third Party Claim.  The Indemnified Party shall have the right, at its expense, to participate in the defense assisted by counsel of its own choosing.  In such event, no material communication in relation to the defense of the Third Party Claim shall be made by the Indemnifying Party without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld or delayed) and the Indemnifying Party will not settle the subject claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld, conditioned or delayed.

(c)                                  Without the prior written consent of the Indemnified Party, the Indemnifying Party will not enter into any settlement of any Third Party Claim or cease to defend against such claim, if pursuant to or as a result of such settlement or cessation, (i) injunctive relief or specific performance would be imposed against the Indemnified Party, or (ii) such settlement or cessation could reasonably lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder.

(d)                                 If an Indemnified Party refuses to consent to a bona fide offer of settlement which provides (i) for a full release of the Indemnified Party and its Affiliates and (ii) solely for a monetary payment, which the Indemnifying Party wishes to accept, the Indemnified Party may continue to pursue such matter, free of any participation by the Indemnifying Party, at the sole expense of the Indemnified Party.  In such an event, all obligations of the Indemnifying Party with respect to such Third Party Claim shall be limited to the amount of the offer of settlement which the Indemnified Party refused to accept.

(e)                                  Notwithstanding clause (b) above, the Indemnifying Party shall not be entitled to control, but may participate in, and the Indemnified Party shall be entitled to have sole control over, the defense or settlement of any Third Party Claim (i) to the extent such claim seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, (ii) to the extent such claim involves criminal allegations against the Indemnified Party, (iii) that if unsuccessful, would reasonably be likely to set a precedent that would materially interfere with, or have a material adverse effect on, the business of the Purchaser, or (iv) that, in the event the Purchaser is the Indemnified Party, involves any client or supplier of any Publicis Groupe Company if, in the reasonable, good faith discretion of the Purchaser, the handling of such client or supplier dispute could have a material adverse effect on the business relationships of any Publicis Groupe Company, and (v) if such claim would impose liability on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, other than the Deductible (as defined in Section 10.6.3).  In any such event, the Indemnifying Party will still have all of its obligations hereunder, provided that the Indemnified Party shall not settle the subject Third Party Claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.

(f)                                   Except for cases set forth in clause (a) above (which shall be settled in the manner provided in clause (a) above), any final judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and, subject to the limitations set forth in this Article X, shall conclusively be deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder.

(g)                                  A failure by an Indemnified Party to give timely, complete or accurate notice as provided in this Section 10.4 will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially prejudiced as a result of such failure to give timely, complete or accurate notice.

(h)                                 Notwithstanding any of the foregoing provisions, the Indemnifying Party may, in connection with any Defense Notice (or at any time thereafter) discontinue the defense of any Third Party Claim if the Indemnifying Party subsequently discovers facts or circumstances from which it reasonably concludes in good faith that it is not obligated to indemnify the Indemnified Party with respect to such Third Party Claim, provided that the Indemnifying Party shall provide at least 30 days written notice (or such longer notice as is sufficient under the circumstances of the particular case) to the Indemnified Party prior to discontinuing the defense of such Third Party Claim.  In such event, the Indemnifying Party shall provide the Indemnified Party with copies of all material written communications in relation to the defense or settlement of the Third Party Claim.  The parties acknowledge and agree that an Indemnifying Party electing not to conduct the defense of one or more Third Party Claims shall not constitute a waiver by the Indemnifying Party to conduct the defense of other unrelated Third Party Claims.  In the event that an Indemnifying Party discontinues the defense of a Third Party Claim, the Indemnified Party shall have the right to fully conduct the defense and to compromise and settle such Third Party Claim, without notice to, or the prior consent of, the Indemnifying Party.  In addition, if it is determined by a court or other tribunal of competent jurisdiction or by mutual agreement of the Indemnified Party and Indemnifying Party that the Indemnifying Party was responsible to indemnify for such Third Party Claim, then, subject to the provisions of Section 10.6 hereof, the Indemnifying Party shall within 10 Business Days of the date of such resolution or agreement, pay to the Indemnified Party all Losses paid or incurred by the Indemnified Party in connection with such Third Party Claim including, without limitation, the costs the Indemnified Party incurred conducting the defense of such Third Party Claim.

Section 10.5                            Right of Offset.  Without limiting any other rights or remedies available to it, the Purchaser shall be entitled to offset any claim for indemnity made pursuant to Section 10.2 and in accordance with Section 10.4, against the Top-Up Payment then or in the future payable by the Purchaser to the Seller; provided, however, the Purchaser may only exercise such right of offset in respect of claims relating to Losses actually incurred by a Purchaser Indemnified Party (in which case the amount of such offset shall be the amount of such actual Loss) or bona fide claims actually asserted by a third party (in which case the amount of the offset shall not exceed the Purchaser’s good faith estimate of the amount of indemnifiable Losses that will ultimately be payable to a Purchaser Indemnified Party in respect of such claims).  If any such claims for indemnity are resolved in favor of the Seller by mutual agreement or otherwise, or if the amount withheld exceeds the amount ultimately payable to a Purchaser Indemnified Party in respect of such claim, the Purchaser shall pay to the Seller the excess amount withheld with respect to such claim, together with interest thereon for the period such amount has been withheld at a rate equal to the published prime rate of interest of J.P. Morgan Chase in New York City in effect from time to time during the relevant period.

Section 10.6                            Limitations on Indemnification.

10.6.1              Termination of Indemnification Obligations of the Seller.  The obligation of the Seller to indemnify under Section 10.2(a) hereof shall terminate eighteen (18) months following the Closing Date, except (x) as to matters as to which the Purchaser Indemnified Party has made a good faith claim for indemnification under Section 10.4 hereof on or prior to such date and (y) with respect to any claim for Losses pertaining to a misrepresentation or a breach of representation or warranty under Sections 3.1, 3.2.1, 3.2.2, 3.5, 3.9, 3.17 or 3.24 (collectively, the “Fundamental Seller Representations”).  The obligation to indemnify referred to in:

(i)                                     the preceding clause (x) shall survive the expiration of such period until such claim for indemnification is finally resolved and any obligations with respect thereto are fully satisfied; and

(ii)                                  the preceding clause (y) shall terminate upon the expiration of the relevant statute of limitations (taking into account any extensions or waivers thereof), except as to matters as to which any Purchaser Indemnified Party has made a claim for indemnification on or prior to such date, in which case the right to indemnification with respect thereto shall survive the expiration of any such period until such claim for indemnification is finally resolved and any obligations with respect thereto are fully satisfied.

10.6.2              Termination of Indemnification Obligations of the Purchaser.  The obligation of the Purchaser to indemnify under Section 10.3 (a) shall terminate eighteen (18) months following the Closing Date, except as to matters as to which any Seller Indemnified Party have made a good faith claim for indemnification on or prior to such date, in which case the right to indemnification with respect thereto shall survive such period until such claim for indemnification is finally resolved and any obligations with respect thereto are fully satisfied.

10.6.3              Deductible and Cap.

(a) Subject to Section 10.6.4 and the proviso in this sentence, the Seller shall not have any liability to any Purchaser Indemnified Party under this Agreement with respect to Losses arising out of any of the matters referred to in Section 10.2(a) until such time as the aggregate amount of Losses arising under the matters referred to in Section 10.2(a) shall exceed $250,000 (the

“Deductible”) , in which case the Seller shall be liable for only those Losses of the Purchaser Indemnified Parties in excess of the Deductible; provided, that the Deductible shall not apply to any breach of a Fundamental Seller Representation or any other Section of this Agreement relating to Taxes.

(b)                                 Subject to Section 10.6.4 and the proviso in this sentence, the maximum aggregate liability of the Seller arising out of any of the matters referred to in Section 10.2(a) shall be an amount equal to 25% of the Purchase Price paid or due and payable by the Purchaser to or for the benefit of the Seller pursuant to Section 2.1 herein (the “Indemnity Cap”) ; provided, however, that any breach of a Fundamental Seller Representation or any other provision of this Agreement relating to Taxes will not be subject to the Indemnity Cap.

10.6.4              Exceptions.  Each of the limitations set forth in this Section 10.6 shall in no event (a) apply to any Losses incurred by a Purchaser Indemnified Party which relate, directly or indirectly, to (i) any Intentional Misrepresentation or Fraudulent Act (as defined in Section 11.8), committed by the Seller; and (ii) the obligations of the Seller set forth in Section 11.1 to pay certain expenses; or (b) apply to any Losses incurred by a Seller Indemnified Party which relate, directly or indirectly, to (i) any Intentional Misrepresentation or Fraudulent Act by the Purchaser; and (ii) the Purchaser’s obligations set forth in Section 11.1 to pay certain expenses.

Section 10.7                            Miscellaneous Indemnification Provisions.

10.7.1              Clarification of term “Losses”.  The term “Losses” as used in this Agreement is not limited to matters asserted by any third Person against an Indemnified Party, but includes Losses incurred or sustained by an Indemnified Party in the absence of Third Party Claims.  In addition, notwithstanding anything to the contrary herein, Losses shall only include consequential damages, damages for lost profits, the diminution of the value of the CSO Assets or any similar measure of damages if (i) the Purchaser Indemnified Party seeking such damages is able to prove all elements necessary for recovery of such damages under Delaware law, or (ii) if such damages were actually assessed against the Purchaser Indemnified Party in connection with a Third Party Claim.  For the avoidance of doubt, the parties agree that for purposes of Section 10.5 hereof, Purchaser shall be entitled to include in any good faith estimate of indemnifiable Losses, consequential damages, damages for lost profits, the diminution of the value of the CSO Assets or any similar measure of damages to the extent Purchaser determines in good faith that it will be able to prove all elements necessary for recovery of such damages under Delaware law.

10.7.2              Punitive Damages.   Except in the case of an Intentional Misrepresentation of Fraudulent Act by an Indemnifying Party, the parties acknowledge and agree that in no event shall any Indemnifying Party be liable to an Indemnified Party for any punitive damages unless such punitive damages were actually assessed against the Indemnified Party in connection with a Third Party Claim.

10.7.3              Duplication or Recovery.  No party shall have the right to indemnification hereunder for the amount of any Loss that was already included in the Closing Working Capital, as finally determined in accordance with Section 2.3 hereof.

10.7.4              Treatment.  Any indemnity payments by an Indemnifying Party to an Indemnified Party under this Article X shall be treated by the parties for tax purposes as an adjustment to the Purchase Price.

10.7.5              Reduction of Losses.  The amount of any Losses otherwise eligible for indemnification under this Article X shall be reduced by the amount of any insurance proceeds actually recovered, directly or through a subsidiary, by an Indemnified Party in respect of claims related to such Losses, provided, however, that such indemnification obligation shall be increased for increases in the cost of such insurance as a result of such Loss, including, without limitation, retrospective premium adjustments and experienced based premium adjustments.  To the extent that after an indemnification claim is satisfied by an Indemnifying Party, the Indemnified Party subsequently collects proceeds (including insurance proceeds) from third Persons with respect to the claim upon which an Indemnifying Party’s indemnification was based, then the Indemnified Party shall within thirty (30) days reimburse the Indemnifying Party an amount equal to the lesser of (i) the proceeds actually collected by the Indemnified Party (less the fees and expenses incurred to obtain such proceeds, including the costs of any insurance increases, if applicable), and (ii) the indemnification obligation actually paid by the Indemnifying Party.  Notwithstanding anything to the contrary set forth in this Section 10.7.3, the parties acknowledge and agree that no party shall have any obligation to seek claims against any third Person, including any insurance claims, to cover any indemnifiable Losses.  The parties agree that nothing in this Agreement shall be intended to limit any obligations a party may have to mitigate damages pursuant to Delaware law.

10.7.6              Exclusive Remedy. Except with respect to claims alleging an Intentional Misrepresentation or Fraudulent Act and except for any rights a Purchaser Indemnified Party may have for specific performance or other equitable remedies, after the Closing, the rights set forth in this Article X shall be the sole and exclusive remedies (whether in contract or in tort, in law or in equity) available to the parties (or their Affiliates) with respect to any and all claims relating to this Agreement and the negotiation and events giving rise to this Agreement.  The remedies provided for in this Article X were specifically bargained for by the parties hereto and were taken into account by the parties hereto in arriving at the Purchase Price and the terms and conditions of this Agreement.  For purposes of clarification, this Section 10.7.6 shall in no way be interpreted to limit or otherwise impair the parties’ rights to the dispute resolution with respect to the calculation of the Purchase Price pursuant to Article II hereof.

ARTICLE XI

MISCELLANEOUS

Section 11.1                            Expenses.  The parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel, financial advisors and brokers.

Section 11.2                            Governing Law.  This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 11.3                            “Person” Defined. “Person” shall mean and include an individual, a company, a joint venture, a corporation (including any non-profit corporation), an estate, an association, a trust, a general or limited partnership, a limited liability company, a limited liability partnership, an unincorporated organization and a government or other department or agency thereof.

Section 11.4                            “Knowledge” Defined.  Where any representation and warranty contained in this Agreement is expressly qualified by reference to the Knowledge of the Seller (or Known to the Seller), such term shall be limited to the actual knowledge of the executive officers of the Seller and/or the senior management team of the Commercial Services Business, and such knowledge that would have been discovered by any such individuals after reasonable inquiry.  Where any representation and warranty contained in this Agreement is expressly qualified by reference to the Knowledge of the Purchaser (or Known to the Purchaser), such term shall be limited to the actual knowledge of the executive officers of the Purchaser and such knowledge that would have been discovered by such executive officers after reasonable inquiry.

Section 11.5                            “Affiliate” Defined.  As used in this Agreement, an “Affiliate” of any Person, means any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such Person.  For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

Section 11.6                            “Liens” and “Permitted Liens” Defined.  With respect to any asset, a “Lien” shall mean (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance of any kind, charge or security interest in, on or of such asset (including, without limitation, any liens imposed in favor of any governmental or taxing authority, including, without limitation, liens relating to Taxes), (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (other than an operating lease) (or any financial lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Permitted Liens” shall mean (a) Liens for Taxes, assessments and other governmental levies, fees or charges not yet due and payable; (b)  landlords’, mechanics’, materialmens’, carriers’, workmens’, repairmens’, contractors’, warehousemens’ Liens and similar Liens incurred in the ordinary course of business for amounts which are not delinquent; (c) zoning, building codes and other land use Laws regulating the use or occupancy of property subject to a Real Property Lease or the activities conducted thereon which are imposed by any Governmental or Regulatory Authority having jurisdiction over such property, none of which are violated by the current use or occupancy of such property or the current operations of the Seller conducted in the ordinary course of business; (d) purchase money Liens securing rental payments under capital lease arrangements; and (e) easements, covenants, conditions, rights-of-way, restrictions and other similar charges and encumbrances of record, none of which materially detracts from the value or marketability of the assets subject thereto.

Section 11.7                            “Material Adverse Effect” Defined.  “Material Adverse Effect” shall mean any event, change or circumstance (or series of events, changes or circumstances) that have, or would reasonably be expected to have, a material adverse effect on the financial condition, results of operations, assets, properties, prospects or business of the Commercial Services Business taken as a whole (other than any event or condition (a) resulting from general, regulatory, social, political or economic or financial market conditions or changes, including (i) earthquakes, tornadoes, acts of war, pandemic, sabotage or terrorism, military actions or the escalation thereof, (ii) any disruption or material change in securities or commodities markets, (iii) any change in U.S. GAAP, or (iv) any change in Law, rule, regulations, orders, treaties, or other binding directive issued by a Governmental or Regulatory Authority, (b) affecting any segment of the industry generally in which the Commercial Services Business operates (including any change in Laws or accounting rules or in the authoritative interpretations thereof or in regulatory or interpretative guidance related thereto), (c) arising out of the Transaction or the public announcement thereof, or (d) caused by the Purchaser or resulting from any action taken by the Seller with the written consent and approval of the Purchaser.

Section 11.8                            “Intentional Misrepresentation or Fraudulent Act” Defined. For purposes of this Agreement, the term “Intentional Misrepresentation or Fraudulent Act” means (a) with respect to the Seller either: (i) an affirmative representation made in Article III hereof of a fact that is (A) actually known (not constructively known) by the Seller to be material and false when made, (B) made with the intent to deceive the Purchaser and (C) justifiably relied upon by the Purchaser; or (ii) an intentional omission by the Seller from Article III hereof of a fact that is both (A) actually known (not constructively known) by the Seller to be material when omitted, (B) omitted with the intent to deceive the Purchaser and (C) justifiably relied upon by the Purchaser; and (b) with respect to the Purchaser: (i) an affirmative representation made in Article IV hereof of a fact that is (A) actually known (not constructively known) by the Purchaser to be material and false when made, (B) made with the intent to deceive the Seller and (C) justifiably relied upon by the Seller; or (ii) an intentional omission by the Purchaser from Article IV hereof of a fact that is both (A) actually known (not constructively known) by the Purchaser to be material when omitted, (B) omitted with the intent to deceive the Seller and (C) justifiably relied upon by the Seller.

Section 11.9                            Captions.  The Article and Section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

Section 11.10                     Publicity.  Subject to the provisions of the next sentence, no party to this Agreement shall issue any press release or other public document or make any public statement relating to this Agreement or the matters contained herein without obtaining the prior approval of the Purchaser and the Seller.  Notwithstanding the foregoing, this provision shall not apply to the issuance by the Seller of the Proxy Statement or to the extent that the Seller, the Purchaser or Publicis is required to make any announcement relating to or arising out of this Agreement by virtue of applicable securities laws, including the federal securities laws of the United States or France and the rules and regulations promulgated thereunder, or the rules of any applicable stock exchange, or any other announcement by any party that is required pursuant to applicable law or regulations; provided if such public announcement is required, the parties shall consult with each other before issuing any press releases or otherwise making any public statements.

Section 11.11                     Notices.  Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by any party to any other party shall be in writing and shall be deemed to have been delivered (a) upon personal delivery, if delivered by hand, (b) three days after the date of deposit in the mails, postage prepaid, if mailed by certified or registered mail, (c) the next business day if sent by facsimile or electronic mail transmission (if receipt is electronically confirmed by automatic facsimile confirmation or automatic electronic mail receipt), or (d) the next business day if sent by a reputable prepaid overnight courier service, and in each case at the respective addresses or numbers set forth below or such other address or number as such party may have fixed by notice:

If to the Purchaser, addressed to such Purchaser:

c/o Joseph LaSala
Publicis Groupe S.A.
133, Champs-Elysées
75380 Paris Cedex 08
France

E-mail: Joseph.LaSala@publicis.com

with a copy to (which shall not constitute notice):

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

Attention:  Lewis A. Rubin, Esq.

Email: LRubin@dglaw.com

If to the Seller, addressed to such party:

PDI, Inc.

Morris Corporate Center 1

Building A

300 Interpace Parkway

Parsippany, NJ 07054

Attention:  Nancy Lurker

Email:  NLurker1@PDI-inc.com

with a copy to (which shall not constitute notice):

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

Attention:  Steven J. Abrams

    Rachael M. Bushey

Email:            abramss@pepperlaw.com

busheyr@pepperlaw.com

Facsimile:  (215) 981-4750

Section 11.12                     Parties in Interest.  This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto, other than by operation of law. Any purported such transfer, assignment, pledge or hypothecation (other than by operation of law) shall be void and ineffective without the prior written consent of each of the parties hereto. Notwithstanding the foregoing sentences, the Purchaser may assign this Agreement to an Affiliate upon prior written notice to the Seller, provided that the Purchaser shall remain liable for its obligations hereunder. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, permitted successors and permitted assign.

Section 11.13                     Severability.  In the event any provision of this Agreement is found to be void and unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement shall nevertheless be binding upon the parties with the same effect as though the void or unenforceable part had been severed and deleted.

Section 11.14                     Counterparts. This Agreement may be executed in any number of counterparts or by facsimile or electronic transmission, all of which taken together shall constitute one instrument.

Section 11.15                     Entire Agreement.  This Agreement, including the other documents referred to herein and the Exhibits hereto and the Seller Disclosure Letter which form a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein.  This Agreement supersedes all prior agreements, negotiations, correspondence, undertakings and understandings, oral or written, relating to such subject matter between the parties with respect to such subject matter.

Section 11.16                     Amendments.  This Agreement may not be amended, supplemented or modified orally, but only by an agreement in writing signed by the Seller and the Purchaser, and consented to in writing by Publicis.

Section 11.17                     Third Party Beneficiaries.  Except as set forth in Section 11.18, each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto and their respective successors and assigns as permitted under Section 11.10.

Section 11.18                     Non-Recourse.  All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Transaction documents or the negotiation, execution, performance or non-performance of this

Agreement or the Transaction documents (including any representation or warranty made in or in connection with this Agreement, the Transaction documents or as an inducement to enter into this Agreement or the Transaction documents) may be made by any party hereto or any third-party beneficiary only against the Persons that are expressly identified as parties hereto or thereto.  No Person who is not a named party to this Agreement or the Transaction documents, including without limitation any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) to any party to this Agreement for any obligations or liabilities arising under, in connection with or related to this Agreement, the Transaction documents or for any claim based on, in respect of, or by reason of this Agreement, the Transaction documents or their negotiation or execution; and each party hereto or thereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. The parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of Section 10.2, Section 10.3 and this Section 11.18.

Section 11.19                     Use of Terms.  Whenever the context so requires or permits, all references to the masculine herein shall include the feminine and neuter, all references to the neuter herein shall include the masculine and feminine, all references to the plural shall include the singular and all references to the singular shall include the plural.

Section 11.20                     Jurisdiction; Waiver of Jury Trial.  WITH RESPECT TO ANY LAWSUIT OR PROCEEDING ARISING OUT OF OR BROUGHT WITH RESPECT TO THIS AGREEMENT THE TRANSACTION CONTEMPLATED HEREBY, EACH OF THE PARTIES IRREVOCABLY (A) SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL AND STATE COURTS LOCATED IN THE COUNTY OF NEW CASTLE IN THE STATE OF DELAWARE; (B) WAIVES ANY OBJECTION IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY PROCEEDING BROUGHT IN ANY SUCH COURT; (C) WAIVES ANY CLAIM THAT SUCH PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; AND (D) FURTHER WAIVES THE RIGHT TO OBJECT, WITH RESPECT TO SUCH PROCEEDINGS, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PARTY.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING UNDER OR RELATED TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS HEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE.

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, on the day and year first above written.

PUBLICIS TOUCHPOINT SOLUTIONS, INC.

By:	/s/ Natalie Le Bos
Name: Natalie Le Bos
Title: Vice President

PDI, INC.

By:	/s/ Nancy Lurker
	Name:	Nancy Lurker
	Title:	Chief Executive Officer

Signature Page — Asset Purchase Agreement

TABLE OF CONTENTS

ARTICLE I SALE OF ASSETS	3

Section 1.1 Assets Transferred	3
Section 1.2 Excluded Assets	6
Section 1.3 Assumed Liabilities	8
Section 1.4 Retained Liabilities	9
Section 1.5 Bulk Sales Compliance	11

ARTICLE II PURCHASE PRICE AND CLOSING	11

Section 2.1 Purchase Price	11

2.1.1 Closing Payment	11
2.1.2 Top-Up Payment	11
2.1.3 No Negative Payments	11
2.1.4 Working Capital Adjustment	12

Section 2.2 Certain Definitions	12

2.2.1 Adjusted 2015 Estimated Revenue	12
2.2.2 Business Day	13
2.2.3 Client 16	13
2.2.4 Closing Working Capital	13
2.2.5 Contingent Downpayment Amount	13
2.2.6 Covered Clients	14
2.2.7 IFRS Accounting Standards	14
2.2.8 Integration Period	14
2.2.9 PCPs	14
2.2.10 Target Working Capital	14
2.2.11 Transaction	14
2.2.12 Transaction Documents	14
2.2.13 Transferred Business	15
2.2.14 Triggering Event	15
2.2.15 Working Capital	15
2.2.16 2015 Post-Closing Period	15
2.2.17 2016 Revenue	15

Section 2.3 Accounting Procedures	15

2.3.1 Working Capital Determination	15
2.3.2 2016 Revenue Determination	16
2.3.3 Independent Auditors Fees	17
2.3.4 Examination of Books and Records	17

Section 2.4 Payment of the Purchase Price	17
Section 2.5 Closing	17
Section 2.6 Payment of CSO Accounts Receivable	18
Section 2.7 Further Assurance; Post Closing Cooperation	18

i

Section 2.8 Third-Party Consents	18

ARTICLE III REPRESENTATIONS OF THE SELLER	18

Section 3.1 Execution and Validity of Agreement; Existence and Good Standing	19

3.1.1 Execution and Validity of Agreement	19
3.1.2 Enforceability	19
3.1.3 Existence and Good Standing	19

Section 3.2 Subsidiaries and Investments; Capital Stock	19

3.2.1 Capitalization	19
3.2.2 Subsidiaries and Investments	20
3.2.3 Purchase Price Payments	20

Section 3.3 Financial Statements; No Material Changes	20

3.3.1 Financial Statements	20
3.3.2 No Material Changes	21

Section 3.4 Books and Records	21
Section 3.5 Title to Properties; Encumbrances	21
Section 3.6 Contracts	21
Section 3.7 Non-Contravention; Approvals and Consents	22

3.7.1 Non-Contravention	22
3.7.2 Approvals and Consents	23

Section 3.8 Litigation	23
Section 3.9 Taxes	23
Section 3.10 Liabilities	24
Section 3.11 Insurance	24
Section 3.12 Intellectual Properties	25

3.12.1 Definitions	25
3.12.2 Representations	25
3.12.3 Privacy and Security	27

Section 3.13 Compliance with Laws; Environmental Protection; Permits	28

3.13.1 Compliance	28
3.13.2 Permits	28

Section 3.14 Client Relations	28
Section 3.15 Accounts Receivable; Work-in-Process; Accounts Payable	29
Section 3.16 Employment Relations	29
Section 3.17 Employee Benefit Matters	30

3.17.1 List of Plans	30
3.17.2 280G	31
3.17.3 No Title IV Plans	31
3.17.4 Welfare Benefit Plans	31
3.17.5 Administrative Compliance	31

3.17.6 Tax Qualification	32
3.17.7 Tax Deductions	32
3.17.8 409A	32

Section 3.18 Interests in Customers, Suppliers, Etc.	32
Section 3.19 CSO Bank Accounts	33
Section 3.20 Compensation of Employees	33
Section 3.21 No Changes Since the Balance Sheet Date	33
Section 3.22 Corporate Controls	34
Section 3.23 Proxy Statement	34
Section 3.24 Brokers	34
Section 3.25 Copies of Documents	35
Section 3.26 No Other Representations or Warranties	35

ARTICLE IV REPRESENTATIONS OF THE PURCHASER	35

Section 4.1 Existence and Good Standing	35
Section 4.2 Execution and Validity of Agreement; Enforceability	35
Section 4.3 No Restrictions	36
Section 4.4 Non-Contravention; Approvals and Consents	36

4.4.1 Non-Contravention	36
4.4.2 Approvals and Consents	36

Section 4.5 Brokers	36
Section 4.6 Sufficient Funds	36
Section 4.7 No Other Representations or Warranties	37

ARTICLE V PRE-CLOSING COVENANTS	37

Section 5.1 Covenants of the Seller	37

5.1.1 Conduct of Business Before the Closing Date	37
5.1.2 Consents and Approvals	40
5.1.3 Seller Stockholder Meeting	40
5.1.4 Full Access	41
5.1.5 Exclusive Dealing; Alternative Proposals; Change in Recommendation	42
5.1.6 Updated Seller Disclosure Letter	44
5.1.7 Preservation of Business	44
5.1.8 Financial Information	44
5.1.9 Client Information	44
5.1.10 Lien Termination Agreement	45

Section 5.2 Covenants of the Purchaser	45

5.2.1 Consents and Approvals	45
5.2.2 Purchaser’s Proxy Statement Obligations	45

Section 5.3 Mutual Covenants	45

5.3.1 Reasonable Efforts to Consummate Transaction	46
5.3.2 Public Announcements	46

9.2.1 Allocation of Purchase Price	54
9.2.2 Allocation Schedule	54
9.2.3 Tax Cooperation	54
9.2.4 Tax Returns and Tax Allocation	55
9.2.5 Transfer Taxes	55

Section 9.3 Employee Matters	56

9.3.1 Affected Employees	56
9.3.2 Service Credit	57
9.3.3 COBRA	57
9.3.4 No Third Party Beneficiaries; No Plan Amendment	58
9.3.5 Paid Time Off	58

Section 9.4 Change of Name	58
Section 9.5 Reimbursement of Accounts Receivable	58
Section 9.6 Attorney Communications	58

ARTICLE X SURVIVAL; INDEMNITY	59

Section 10.1 Survival	59
Section 10.2 Obligation of the Seller to Indemnify	59
Section 10.3 Obligation of the Purchaser to Indemnify	60
Section 10.4 Indemnification Procedures	60

10.4.1 Non-Third-Party Claims	60
10.4.2 Third-Party Claims	61

Section 10.5 Right of Offset	63
Section 10.6 Limitations on Indemnification	64

10.6.1 Termination of Indemnification Obligations of the Seller	64
10.6.2 Termination of Indemnification Obligations of the Purchaser	64
10.6.3 Deductible and Cap	64
10.6.4 Exceptions	65

Section 10.7 Miscellaneous Indemnification Provisions	65

10.7.1 Clarification of term ‘Losses’	65
10.7.2 Punitive Damages	65
10.7.3 Duplication or Recovery	65
10.7.4 Treatment	66
10.7.5 Reduction of Losses	66
10.7.6 Exclusive Remedy	66

ARTICLE XI MISCELLANEOUS	66

Section 11.1 Expenses	66
Section 11.2 Governing Law	66
Section 11.3 “Person” Defined	67
Section 11.4 “Knowledge” Defined	67
Section 11.5 “Affiliate” Defined	67

v

INDEX OF DEFINED TERMS

2015 Post-Closing Period	15
2016 Revenue	15
2016 Revenue Determination	16
Accountants	15
Adjusted 2015 Estimated Revenue	12
Adjusted Consideration	54
Affected Employees	56
Affiliate	67
Agreement	2
Allocation Schedule	54
Alternative Proposal	42
Assignment and Assumption Agreement	48
Assumed Accrued Bonuses	9
Assumed Accrued PTO	8
Assumed CSO Contracts	5
Assumed Liabilities	8, 54
Asuragen	7
Asuragen Agreements	7
Balance Sheet Date	20
Business Day	13
Change in Recommendation	43
Client 16	13
Client 16 Contract	39
Client X Contract	7
Closing	17
Closing Balance Sheet	15
Closing Date	18
Closing Payment	11
Closing Working Capital	13
COBRA	31
Code	17
Commercial Services Business	2
Contingent Downpayment	11
Contingent Downpayment Amount	13
Contracts	21
Corporate Headquarters	6
Covered Clients	14
Covered Contract	22
Covered Employees	31
Covered Termination	52
CSO Accounts Receivable	4
CSO Assets	3

CSO Balance Sheet	20
CSO Balance Sheet Assets	3
CSO Balance Sheet Obligations	8
CSO Books and Records	5
CSO Client Contracts	5
CSO Client List	4
CSO Goodwill	5
CSO Intangible Personal Property	5
CSO Inventory	4
CSO Permits	5
CSO Personal Property Leases	4
CSO Security Deposits	5
CSO Tangible Personal Property	3
Current Non-ERT Clients	4
Customer Confidential Information	28
Date of Incorporation	2
Dedicated Services	2
Deductible	64
Defense Counsel	61
Defense Notice	61
Designated Administrative Employees	56
Designated Client	29
Dispute Notice	61
DOL	30
ERISA	30
ERISA Affiliate	31
ERT Administrative Employees	57
ERT Assets	8
ERT Business	2
ERT Client Contracts	4
ERT Clients	4
ERT Employees	57
ERT Sales Employees	57
ERT Services	2
Estimated Closing Working Capital	12
Estimated Closing Working Capital Statement	12
Estimated Working Capital Adjustment	12
Exchange Act	40
Excluded Assets	6
Excluded Attorney Work Product	58
Excluded Joint Assets	6
Excluded Tangible Personal Property	6
Execution Date	2
Fixed Downpayment	11
Fundamental Seller Representations	64
Governmental or Regulatory Authority	23

Identified Pipeline Clients	4
IFRS Accounting Standards	14
Indemnified Party	60
Indemnifying Party	60
Indemnity Cap	65
Independent Auditors	16
Initial Downpayment	11
Integration Period	14
Intellectual Property	25
Intellectual Property of the Seller	25
Intentional Misrepresentation or Fraudulent Act	68
Interpace Diagnostics Business	2
Knowledge	67
Laws	22
Liabilities	24
Licensed IP	25
Lien	67
Lien Termination Agreements	45
Losses	59, 65
MAE Supplement	44
Material Adverse Effect	68
Non-Designated Clients	29
Non-ERT Sales Employees	56
Non-Party Affiliates	71
Non-Third Party Acknowledgement of Liability	60
Non-Third Party Claim	60
Non-Third Party Claim Notice	60
Non-Third Party Dispute Notice	60
Non-Third Party Dispute Period	60
Notice of Proposed Recommendation Change	43
Orders	22
Other CSO Assets	6
PCPs	14
Pepper Hamilton	58
Permitted Liens	67
Person	67
PHCG	2
Plan	31
Plans	31
Pre-Closing Tax Period	55
Proxy Materials	41
Proxy Statement	40
Publicis	2
Publicis Groupe Companies	2
Publicis Internal Transfer	53
Purchase Price	11

Purchaser	2
Purchaser Board	53
Purchaser CEO	14
Purchaser Indemnified Parties	59
Purchaser Indemnified Party	59
Purchaser Officer Certificate	49
Purchaser’s Advisors	41
Purchaser’s PTO Plan	13
Receiving Party	42
Reconciliation Period	16
RedPath	7
RedPath Agreements	7
RedPath Lien Termination Agreement	45
Registered IP	25
Related Group	33
Requisite Seller Stockholder Approval	19
Restrictive Covenant Agreement	47
Retained Employees	10
Retained Liabilities	9
SEC	20
SEC Reports	20
Section 6.1 Certificate	47
Section 6.11 Certificate	48
Seller	2
Seller 401(k) Plan	48
Seller Bank Accounts	7
Seller Board	19
Seller Board Recommendation	19
Seller CEO	14
Seller Credit Agreement	7
Seller Disclosure Letter	3
Seller Equity Plans	10
Seller Financial Statements	20
Seller Group	20
Seller Health and Welfare Plans	48
Seller Indemnified Parties	60
Seller Indemnified Party	60
Seller Officer Certificates	48
Seller Owned IP	25
Seller Stock	20
Seller Stockholder Meeting	19
Seller Stockholders	20
Seller Subsidiaries	20
Seller Subsidiary	20
Straddle Period Division	55
Superior Proposal	43

x

SWK	7
SWK Lien Termination Agreement	45
Target Working Capital	14
Taxes	23
Termination Date	50
Termination Fee	52
Third Party Claim	61
Title IV Plan	31
Top-Up Payment	11
Trademark Assignment	48
Transaction	14
Transaction Documents	15
Transferred Business	15
Transition Services Agreement	47
Triggering Event	15
U.S. GAAP	12
Uncollected Closing Date Receivables	13
Unregistered IP	25
Voting Agreements	3
Working Capital	15
Working Capital Determination	15
Working Capital Example	13

EXHIBITS

Exhibit A	Voting Agreement
Exhibit B	Working Capital Example
Exhibit C	SWK Lien Termination Agreement
Exhibit D-1	Section 6.1 Certificate
Exhibit D-2	Section 6.11 Certificate
Exhibit E	Transition Services Agreement
Exhibit F	Restrictive Covenant Agreement
Exhibit G	General Assignment, Bill of Sale and
Assumption Agreement
Exhibit H	Trademark Assignment
Exhibit I	Purchaser Officer Certificate

SELLER DISCLOSURE LETTER

Section 1.1(ii)	Tangible Personal Property
Section 1.1(vii)	ERT Client Contracts
Section 1.1(viii)	CSO Client Contracts
Section 1.2(ii)	Excluded Joint Assets
Section 1.2(xxiii)	Client X Contract
Section 1.2(xxv)	Other Excluded Assets
Section 2.2.1(a)	2015 Terminated Contracts
Section 2.2.1(b)	2015 Pass-Through Costs
Section 2.4	Wire Transfer Instructions
Section 3.1.3	Good Standing
Section 3.2.3	Purchase Price Payments
Section 3.3.1(b)(1)	Financial Statements
Section 3.3.1(b)(2)	Financial Statements Exceptions to GAAP
Section 3.4	Books and Records
Section 3.5	Title to Properties; Encumbrances
Section 3.6	Contracts
Section 3.7.2	Approvals and Consents
Section 3.8	Litigation
Section 3.9	Taxes
Section 3.10	Liabilities
Section 3.11	Insurance
Section 3.12	Intellectual Property
Section 3.13	Compliance with Laws; Environmental Protection; Permits
Section 3.14(a)	Major Clients
Section 3.14(b)	Designated Client
Section 3.14(c)	Notice of Client Termination
Section 3.15	Deferred Revenue
Section 3.16(b)	Employee Relations
Section 3.17.1	Employee Benefit Plans
Section 3.17.4	Welfare Benefit Plans
Section 3.17.5	Administrative Compliance
Section 3.17.6	Tax-Qualification

Section 3.18	Interest in Customers, Suppliers, Etc.
Section 3.19	CSO Bank Accounts
Section 3.20	Compensation of Employees
Section 3.21	No Changes Since the Balance Sheet Date
Section 3.24	Brokers
Section 5.1.1	Conduct of Business Before the Closing Date
Section 6.6	Required Approvals and Consents
Section 9.3.1(a)(i)	Designated Administrative Employees
Section 9.3.1(a)(ii)	Non-ERT Sales Employees
Section 9.3.1(b)(i)(x)	ERT Administrative Employees
Section 9.3.1(b)(i)(y)	ERT Sales Employees